As filed with the Securities and Exchange Commission on February 8, 2002
Registration No. 333-76366

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Xcel Pharmaceuticals, Inc.
(Exact name of Registrant as specified in charter)

Delaware	2834	33-0949894
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(IRS employer identification no.)
6363 Greenwich Drive, Suite 100
San Diego, CA 92122
(858) 202-2700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael T. Borer
President and Chief Executive Officer
6363 Greenwich Drive, Suite 100
San Diego, CA 92122
(858) 202-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

David R. Snyder, Esq.
T. Michael Hird, Esq.
Christopher M. Forrester, Esq.
Pillsbury Winthrop LLP
101 West Broadway, Suite 1800
San Diego, California 92101-4700
Phone: (619) 234-5000
Fax: (619) 236-1995
Counsel to the Registrant
Faye H. Russell, Esq. Jeffrey C. Thacker, Esq. Brobeck, Phleger & Harrison LLP 12390 El Camino Real San Diego, California 92130 Phone: (858) 720-2500 Fax: (858) 720-2555 Counsel to the Underwriters

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock	$97,750,000	$8,993(2)

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)
The sum of $24,000 has been paid in connection with the Registrant’s initial filing; the total amount of the Registration Fee has been adjusted to reflect the decreased fees payable pursuant to SEC Fee Rate Advisory No. 8 published January 16, 2002.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2002.
PROSPECTUS

                     Shares

Common Stock

$            per share

We are selling                  shares of our common stock. We have granted the underwriters a 30-day option to purchase up to                  additional shares of our common stock to cover over-allotments.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $             and $             per share. We have applied to have our common stock included for quotation on The Nasdaq National Market under the symbol “XCEL.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

Concurrent with the closing of this offering, Elan Corporation, plc or one of its affiliates will purchase                  shares of our common stock at the initial public offering price. The underwriters will not receive any discount or commission on the sale of these shares. Elan has agreed not to sell any shares of our common stock, including the shares being purchased concurrent with this offering, for a period of at least 180 days following the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Xcel (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                          , 2002.

Salomon Smith Barney	Merrill Lynch & Co.
ABN AMRO Rothschild LLC	Thomas Weisel Partners LLC
            , 2002

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until and including                 , 2002 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully. You should consider the information under “Risk Factors” and in the financial statements and the notes relating to these financial statements, together with the information included elsewhere in this prospectus, before deciding to invest in our common stock. In this prospectus, unless the context indicates otherwise, the terms Xcel, we, our and us refer to Xcel Pharmaceuticals, Inc.

Overview

We are a specialty pharmaceutical company that acquires and markets prescription products in focused therapeutic markets in the United States. Our initial market is neurology, which we consider to be a focused market because a limited number of high-prescribing physicians write a significant number of prescriptions for neurology products. High-prescribing physicians write a significantly greater number of prescriptions for the products in a particular market than their peers. Our products, Diastat and Mysoline, are used in the treatment of seizures principally associated with epilepsy. Our strategy is to increase sales of our current products through targeted sales and marketing efforts, to acquire additional products in neurology that leverage our existing sales organization, to acquire additional products in other focused markets and to develop product enhancements.

The neurology market is attractive to us because it is a large and rapidly growing focused market. Sales of neurology products in the United States totaled $6.7 billion in 2001, and grew at an average annual rate of 23% from 1997 to 2001. Sales of products used to treat epileptic seizures in the United States totaled $4.6 billion in 2001, and grew at an average annual rate of 26% from 1997 to 2001. Diastat is the only drug approved in the United States for the acute treatment of seizures outside of a hospital setting. Despite limited historical promotion, total retail prescriptions for Diastat, which was launched in October 1997, grew from 3,100 in the first quarter of 1998 to 20,900 in the fourth quarter of 2001. Diastat has orphan drug exclusivity, which can be granted by the Food and Drug Administration to the first drug approved to treat a condition that affects a limited patient population, through July 2004. Mysoline has been used since the early 1950s for the chronic treatment of seizures associated with epilepsy and has maintained stable prescription levels for many years. All of our revenues come from sales of Diastat and Mysoline.

The concentration of high-prescribing physicians in the neurology market enables us to promote our products effectively with a small, dedicated sales and marketing organization and a limited corporate infrastructure. During 2001, the 14,000 neurologists and pediatric neurologists in the United States collectively wrote prescriptions for 29%, or $1.3 billion, of the products used to treat epileptic seizures. Our nationwide field sales organization of 80 experienced professionals promotes our products to 8,000 of the highest-prescribing physicians in this group. We maintain a limited corporate infrastructure to support our field sales organization and to identify and acquire additional products. We rely on third parties to manufacture and distribute our products and to support our development of product enhancements.

We believe that the changing pharmaceutical industry landscape will present significant opportunities for us to acquire additional products. Larger pharmaceutical companies are shifting their sales and marketing efforts away from smaller products toward products with higher revenue potential and new product launches. As a result, an increasing number of smaller products that may have growth potential are receiving little or no promotional effort and present potentially attractive acquisition opportunities for us. We continually evaluate opportunities to acquire these types of products, although currently we have no specific agreements or commitments with respect to any product acquisitions. We currently are analyzing the results from two post-approval clinical studies for Diastat and we also are evaluating other potential product enhancements for both Diastat and Mysoline.

We were founded in January 2001 and began selling Diastat and Mysoline in April 2001. Our senior management has over 30 years of collective experience acquiring and marketing branded products in the specialty pharmaceutical industry.

Strategy

Our objective is to capitalize on our management team’s experience acquiring and marketing pharmaceutical products. We intend to become a leading specialty pharmaceutical company marketing products in focused therapeutic markets in the United States. Specifically, our strategy is to:

•
Expand Sales of Diastat.    We believe there are significant opportunities to expand sales of Diastat. Diastat is the only product approved in the United States for the acute treatment of seizures associated with epilepsy outside of a hospital setting. Diastat is safe and effective and has significant quality-of-life and cost advantages. We intend to expand sales of Diastat by promoting to our targeted physicians the benefits of including Diastat as part of the standard treatment regimen for their epilepsy patients.

•
Leverage Our Existing Neurology Sales Organization.    We intend to leverage our 80-person field sales organization by acquiring additional products that can be marketed to our targeted neurologist audience.

•
Acquire Products in Other Focused Markets.    We seek to acquire products that can be marketed to concentrated groups of high-prescribing physicians in focused therapeutic markets in addition to neurology.

•
Maximize Value of Products by Developing Product Enhancements.    We intend to expand our sales by developing product enhancements, such as new delivery systems, new formulations and new dosage strengths, and by conducting targeted post-approval clinical studies. We currently are analyzing the results from two post-approval clinical studies for Diastat to obtain additional clinical data about the product and its usefulness in treating epileptic seizures among adults and seizures among children caused by high fever.

Our headquarters are located at 6363 Greenwich Drive, Suite 100, San Diego, California 92122 and our telephone number is (858) 202–2700. Our web site address is www.xcelpharmaceuticals.com. The information on our web site is not a part of this prospectus.

We have pending a U.S. trademark application for Xcel Pharmaceuticals™. We also own the registered trademarks Diastat® and Mysoline®. All other trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered	shares

Common stock to be sold to Elan concurrent with the closing of this offering	shares

Common stock outstanding after this offering	shares

Use of proceeds	For general corporate purposes, including product acquisitions and working capital.

Proposed Nasdaq National Market symbol	“XCEL”

The common stock to be outstanding after this offering is based on 18,728,975 shares of common stock outstanding as of December 31, 2001, assuming conversion of all outstanding shares of our convertible preferred stock. This table excludes:

•	345,500 shares of our common stock issuable upon exercise of options outstanding under our stock option plan as of December 31, 2001 at a weighted average exercise price of $0.68 per share; and

•	925,525 additional shares of our common stock reserved for grant as of December 31, 2001 under our stock option plan.

Except as otherwise indicated, information in this prospectus is based on the following assumptions:

•	the conversion of all outstanding shares of our convertible preferred stock into 14,000,000 shares of common stock upon the closing of this offering;

•	the filing of an amended and restated certificate of incorporation upon the closing of this offering;

•
the purchase by Elan Corporation, plc or one of its affiliates concurrent with the closing of this offering of                 shares of our common stock (we refer to Elan and its affiliates in this prospectus as Elan); and

•	no exercise of the underwriters’ over-allotment option.

Prior to this offering, our relationship with Elan consisted of the following:

•	Elan sold us our two products, Diastat and Mysoline;

•
Elan provided $99 million of financing for the purchase of our products, a $10 million line of credit and product financing whereby Elan makes payments to us based on a percentage of net sales of its product Zanaflex and we make payments to Elan based on a percentage of net sales of Mysoline;

•
Elan purchased 3,000,000 shares of our preferred stock at the same price and on the same terms as all other investors. These shares, together with 30,000 shares subject to an option that we have issued to Elan in connection with the election of its nominee to our board of directors, are all of the shares of our capital stock beneficially owned by Elan and represent 16.2% of our outstanding capital stock on a fully-diluted basis;

•
Elan has the right to nominate one of our seven directors, and we and our principal stockholders have agreed to use our best efforts to elect Elan’s nominee to our board of directors for so long as we continue to have outstanding indebtedness to Elan; and

•	Elan agreed to purchase shares of our stock concurrent with the closing of this offering.

After this offering, Elan will beneficially own                  shares of our common stock, or     % of our outstanding capital stock on a fully-diluted basis.

Summary Financial Data

The following table sets forth our summary financial data. You should read this information together with the financial statements and related notes appearing elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Period from January 24, 2001 (inception) through December 31, 2001(1)
(in thousands, except per share data)
Statement of Operations Data:
Net sales	$14,124
Total operating costs and expenses	20,317

Operating loss	(6,193)
Net interest expense	(3,323)

Net loss	$(9,516)

Pro forma net loss per common share—basic and diluted(2)	$(2.12)

Pro forma weighted average common shares outstanding(2)	4,487

Unaudited adjusted pro forma net loss per common share assuming conversion of preferred stock—basic and diluted(3)	$(0.60)

Unaudited adjusted pro forma weighted average common shares outstanding assuming conversion of preferred stock(3)	15,777

	As of December 31, 2001
	Actual	Pro Forma As Adjusted(4)
	(in thousands, except per share data)
Balance Sheet Data:
Cash and cash equivalents	$19,487	$
Working capital	16,093
Total assets	171,906
Long-term debt	99,000
Accumulated deficit	(9,516)
Total stockholders’ equity	60,382

(1)	We acquired Diastat on March 31, 2001 and Mysoline on April 1, 2001 and the related operations are included in our results since April 1, 2001.
(2)	See note 1 to our financial statements for an explanation of the number of shares used in computing pro forma net loss per common share.
(3)
The unaudited adjusted pro forma net loss per common share assuming conversion of preferred stock and the related weighted average common shares outstanding reflect the conversion of all outstanding shares of our convertible preferred stock into 14,000,000 shares of common stock upon the closing of this offering.

(4)	The pro forma as adjusted balance sheet data gives effect to:

•	the conversion of all outstanding shares of our convertible preferred stock into 14,000,000 shares of common stock upon the closing of this offering;

•
the sale of              shares of common stock in this offering at the initial offering price of $         per share, which is the midpoint of our expected public offering range, after deducting the underwriting discounts and commissions and estimated offering expenses; and

•	the sale of shares of common stock to Elan concurrent with the closing of this offering at the initial public offering price.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the following risks described below, and the other information included in this prospectus, including our financial statements and related notes, before you decide to buy our common stock. Our business, operating results and financial condition could be harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to Our Business

Our short operating history makes it difficult to evaluate our business and prospects

Our ability to generate revenues and income is unproven as a result of our short operating history. We were formed in January 2001 and focused during 2001 primarily on acquiring our initial products, hiring and training our sales force and identifying and seeking to acquire additional products. We recorded net sales of $14.1 million and a net loss of $9.5 million during the period from our inception through December 31, 2001. We may continue to incur significant losses if our revenues do not increase to keep pace with our current expenses and any future increase in our expenses. As a result of this limited operating history, our brief operating results are not indicative of our future results or prospects.

We rely on sales from our only two products, Diastat and Mysoline, for all of our revenues

Since our inception all of our revenues have come from sales of our only two products, Diastat and Mysoline. We expect that, for the foreseeable future, we will continue to rely on these products for substantially all of our revenues. Accordingly, our success depends on our ability to maintain and increase sales of Diastat and Mysoline. We acquired these products only recently and our sales force has only limited experience with these products. Our sales and marketing efforts may not be successful in maintaining and increasing the prescriptions for our products. Our sales of Diastat and Mysoline are also subject to the following risks:

•	the ability of some of our competitors to price products below a price at which we can competitively sell these products;

•	physician or public perception that these products are not safe or effective;

•	the introduction of new competitive products; and

•	a suspension or reduction in sales of these products as a result of an adverse event experienced by a patient.

Furthermore, our success depends on our ability to increase physician awareness of the benefits of including Diastat as part of the standard treatment regimen for their epilepsy patients. As a new company, we may have difficulty raising the awareness necessary to increase physician use of Diastat. If Diastat fails to gain market share, our business may be harmed.

We have derived 84% of our revenues from three customers

Since our inception, we have received 38% of our revenues from McKesson HBOC, Inc., 27% of our revenues from AmerisourceBergen Corporation and 19% of our revenues from Cardinal Health, Inc. Our business would be harmed if we were to lose any of these customers and we were unable to replace the revenues lost, or if any of these customers were unable or unwilling to pay us for our products and we were unable to collect the amounts owing to us.

We rely on single third-party manufacturers and a single third-party distributor for our products

Diastat is manufactured by DPT Laboratories, Inc. and Mysoline is manufactured by Wyeth-Ayerst Pharmaceuticals, Inc. In addition, both of our products are distributed by Integrated Commercialization Solutions, Inc. If we were to experience any interruption in the manufacturing or distribution of our products, we might not be able to locate an alternative manufacturer or distributor in a timely fashion or on commercially reasonable terms. In addition, in the event of any interruption of the manufacturing or distribution of our products, we likely would experience reduced sales and increased expenses associated with identifying and qualifying alternate manufacturers or distributors. Any of the following factors could impact the supply of our products from third-party manufacturers and distributors:

•
an interruption in the supply of products from a third party as a result of the lack of required governmental or regulatory approvals, including as a result of deficiencies in the current Good Manufacturing Practices, or cGMP, identified by a governmental or regulatory agency following an inspection of a manufacturer’s or distributor’s facilities;

•	an interruption in the supply of products from a third-party manufacturer as a result of the unavailability of raw materials or component parts; or

•	an interruption in the supply of products from third-party manufacturers or distributors as a result of the occurrence of a labor interruption or natural disaster.

The manufacturer of Mysoline has indicated that it does not intend to renew our current manufacturing agreement upon its expiration in March 2003. As a result, we will be required to identify a new manufacturer for Mysoline and negotiate a new manufacturing agreement. We will also be required to work with the new manufacturer to obtain all government approvals required for the manufacturer to supply the product. We may not be successful in identifying a new manufacturer for Mysoline on a timely basis, or at all. Further, even if we do identify a new manufacturer, we may not be successful in negotiating an agreement with the manufacturer and any agreement we may negotiate may not be favorable to us. If we are unsuccessful in identifying a new manufacturer, negotiating a favorable agreement with the manufacturer and working with the manufacturer to obtain all required governmental approvals prior to the time that our inventory of Mysoline is exhausted, we will not be able to fill orders for Mysoline.

Failure to comply with government regulations could impair our ability to operate our business

Our business and products are subject to extensive and rigorous regulation at both the federal and state levels. We and our contract manufacturers are principally regulated by the Food and Drug Administration, or FDA, as well as by various other governmental agencies including, in the case of Diastat, the Drug Enforcement Agency, or DEA. These regulatory authorities govern the development, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

The FDA has approved Diastat and Mysoline for marketing. Some changes to an approved product, for example, adding a new indication, require additional FDA approval before the change can be implemented. Our products are sometimes used by physicians for indications other than those approved by the FDA, and we cannot be sure that the FDA will not object to this off-label use. Failure to obtain any necessary additional approvals or maintain existing approvals may result in a default under our loan and security agreements with Elan or cause the FDA to object to the continued marketing of our products.

We and our contract manufacturers and distributors, our products, the facilities at which the products are manufactured and stored and other aspects of our business such as our promotional activities, must continue to comply with the FDA’s regulatory requirements, including compliance with cGMP. In addition, because Diastat is regulated as a controlled substance, our third-party manufacturer and distributor must have security, control and accounting mechanisms in order to prevent loss and diversion of controlled substances. The FDA and the DEA regularly inspect manufacturing and other pharmaceutical facilities to evaluate compliance with these requirements. Violation of regulatory requirements may result in various adverse consequences, including the regulatory agency’s delay in approving, or refusing to approve, a product, suspension or withdrawal of an approved product from the market, recalls, operating restrictions, seizures, injunctions or criminal prosecution, which could harm our business.

We cannot predict what impact changes in regulations, enforcement positions, statutes or legal interpretations, when and if promulgated, adopted or enacted, may have on our business in the future.

If third-party reimbursement ceases to be available for our products, the market may no longer accept our products and we may not be able to maintain our current product price levels

Our ability to sell our products depends in part on the extent to which reimbursement for the costs of our products is available from government health administration authorities, private health insurers and others. Third-party insurance coverage may not be adequate for us to maintain price levels sufficient to realize an appropriate return on our investment in our products. Government authorities, private insurers and other third-party payors are increasingly attempting to contain health care costs by:

•	generally limiting the coverage and level of reimbursement for prescription products;

•	refusing, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval;

•	controlling the pharmaceutical products that are on their formulary lists; and

•	requiring or encouraging, through more favorable reimbursement levels or otherwise, the substitution of generic alternatives to branded products.

In addition, many managed care organizations are considering formulary contracts primarily with pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. Our products may not be included on the formulary lists of managed care organizations. In this event, third-party reimbursement for our products would not likely be available and physicians may not prescribe our products.

The competition between pharmaceutical companies to get their products approved for reimbursement may also result in downward pricing pressure in the industry or in the markets where our products compete. We may not be successful in any efforts we take to mitigate the effect of a decline in average selling prices for our products. Any decline in our average selling prices would also reduce our gross margins.

New legislation or regulatory proposals may harm our ability to raise capital and increase our revenues

A number of legislative and regulatory proposals aimed at changing the health care system, including the cost of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products, have been proposed. While we cannot predict when or whether any of these proposals will be adopted or the effect these proposals may have on our business, the nature of these pending proposals, as well as the adoption of any proposal, may harm our ability to raise capital or exacerbate industry-wide pricing pressures and could harm our ability to generate revenues.

Our competitive position in our industry may suffer if we are not successful in growing our business through acquisitions of complementary products

We intend to increase our sales and enhance our competitive position by acquiring products that we can promote and sell through our existing sales and marketing organization or that enable us to expand into new focused markets. We engage in only limited efforts to develop product enhancements for our products and will rely primarily on acquisitions from other companies to obtain new products. These product acquisitions may be carried out through the purchase of assets, joint ventures, licenses or by acquiring other companies. We may not be able to identify acquisition candidates and, even if we identify appropriate candidates, we may not be able to complete acquisitions on satisfactory terms.

Other companies, many of which have substantially greater financial, marketing and sales resources than our own, compete with us for the acquisition of products or companies. We may not be able to acquire rights to additional products on acceptable terms, or at all, and we may not be able to obtain future financing for acquisitions on acceptable terms, or at all. Our inability to acquire additional products could limit our growth. Furthermore, even if we are successful in acquiring additional products, we may not be able to generate sales sufficient to create a profit or otherwise avoid a loss. Future acquisitions could also result in large and immediate write-offs, incurrence of debt and contingent liabilities or amortization of expenses related to intangible assets, any of which could harm our business.

We anticipate that the integration of newly-acquired products or companies into our business will require significant management attention and may require expansion of our sales organization. To manage any acquisitions we complete, we must maintain adequate operational, financial and management information systems and motivate and manage our employees. Any failure by us to integrate successfully our acquisitions could harm our business.

We may need to raise additional funds to pursue our growth strategy or continue our operations

We do not have a sufficient operating history to know with certainty whether our existing financial resources and the proceeds of the sale of our common stock in this offering and to Elan will be sufficient to finance our anticipated growth. Depending on the acquisition opportunities available and our use of our financial resources to satisfy existing capital and operating needs, we may need to raise additional funds to finance these transactions or continue our operations, either through the public or private sale of our debt or equity securities or by borrowing funds. We may not be able to borrow money on commercially reasonable terms, or at all, and any sale of our debt or equity securities may result in dilution to our stockholders. In addition, our loan and security agreements with Elan limit our ability to incur debt without Elan’s consent in excess of certain limits. Further, the rights, preferences and privileges of the securities we may sell may be senior to those held by our current stockholders. If adequate funds are not available on commercially reasonable terms, our ability to expand our business through the acquisition of additional products or companies or to respond to competitive pressures would be significantly limited.

In connection with our purchase of Diastat and Mysoline, we have borrowed $99 million from Elan pursuant to loan and security agreements containing various operating covenants

In connection with these loans, we have granted to Elan a security interest in all of the assets we purchased from Elan. Elan is also protected by various loan covenants and other rights that, if breached by us, even in the absence of a payment default, will entitle Elan to foreclose on its security interest and reacquire the products without payment or refund to us. These covenants include not taking any of the following actions without Elan’s consent:

•	engaging in a material line of business outside of the pharmaceutical business;

•	selling, leasing or disposing of substantially all of our assets or any of the collateral;

•	acquiring all or substantially all of the assets of others;

•	merging with or consolidating into other parties; and

•	making certain distributions to our stockholders.

We have also agreed to limit our borrowings from third parties without Elan’s consent. Generally, except for specific exceptions set forth in the loan and security agreements, including an exception permitting us to incur debt without Elan’s consent in connection with our purchase of additional products, we cannot have debt outstanding, other than the debt owed to Elan, in excess of $3 million until we have paid for the Diastat and Mysoline inventory we purchased from Elan, at which time this amount will be increased to $6.5 million.

We will also be in default if we fail to cure a breach of our representations, warranties and covenants under the loan and security agreements within any applicable cure period. In such an event, Elan may exercise its rights and remedies under the loan and security agreements, including refusing to make any advances to us under the credit line, accelerating the due date of all our obligations to Elan and foreclosing on the products and other collateral without payment or refund to us. Any such foreclosure would severely harm us and the interests of our stockholders and could result in a complete loss of your investment.

We may face competition for Diastat once its orphan drug exclusivity expires in July 2004

Other drug companies may be able to obtain FDA approval to market generic versions of Diastat after July 2004 if they can design products that do not infringe our patent for Diastat and that meet the FDA’s approval requirements. Our patent on Diastat, which expires in 2012, is a formulation patent and does not protect against use of Diastat’s active pharmaceutical ingredient outside of the specific formulation described in our patent. If competing products are developed and marketed, we may experience downward price pressure and reduced sales of Diastat. Given that we currently rely on sales of Diastat for a substantial portion of our revenues, any decline in Diastat sales or downward price pressure on Diastat as a result of competing drugs could significantly harm our business.

We compete with generic substitutes for Mysoline

We have no patent protection on Mysoline and we compete with manufacturers of generic substitutes for Mysoline. These generic manufacturers include Watson Pharmaceuticals, Inc., Danbury Pharmaceuticals, Inc., Lannett Company, Inc. and Qualitest Pharmaceuticals, Inc. Generic substitutes for Mysoline currently sell at prices that are less than the price of Mysoline. Any significant decline in the prices for generic substitutes for Mysoline would result in downward price pressure on Mysoline, particularly if third-party payors refuse to reimburse patients or reduce the reimbursements patients receive, for branded products or if physicians begin to prescribe, or pharmacists begin to substitute, generic products more frequently than the branded counterparts. We rely on sales of Mysoline for a substantial portion of our revenues and any decline in Mysoline sales or downward price pressure on Mysoline could significantly harm our business.

Our revenues and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline

Variations in our quarterly operating results are difficult to predict and may fluctuate significantly from period to period, particularly because we are a relatively new company and our sales prospects are uncertain. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. In addition to the other factors discussed under these “Risk Factors,” specific factors that may cause fluctuations in our operating results include:

•	demand and pricing for our products, including any change in wholesaler purchasing patterns for our products;

•	physician and patient acceptance of, and prescription rates for, our products;

•	government or private healthcare reimbursement policies;

•	any interruption in the manufacturing or distribution of our products; and

•	timing and size of any new product acquisitions we may complete.

As a result of these factors, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance.

Impairment of our significant intangible assets may reduce our profitability

The costs of our acquired product rights are recorded as intangible assets and amortized over the period that we expect to benefit from the assets. As of December 31, 2001, intangible assets comprised approximately 83% of our total assets and over two times our stockholders’ equity. We periodically evaluate the recoverability and the amortization period of our intangible assets. Any impairment of our intangible assets will harm our profitability.

We are recording stock-based compensation expense relating to stock option grants and the amortization of this compensation expense will result in a charge to our earnings over the next four years

Stock-based compensation represents an expense associated with the recognition of the difference between the deemed fair market value of common stock at the time of an option grant and the option exercise price. Stock-based compensation is amortized over the vesting period of the options. At December 31, 2001, deferred stock-based compensation related to option grants to our employees and members of our board of directors totaled $1,376,000, which will be amortized to selling, general and administrative expense on a straight-line basis as the options are earned, generally over a period of four years. Also, we have granted options to consultants which, for compensation purposes, must be re-measured at each reporting date during the vesting period. This requires us to record additional non-cash selling, general and administrative expenses. This re-measurement and the corresponding effect on the related expense may result in us incurring net losses or an increase in net losses for a given period.

Our product enhancements may not be approved by the FDA

We are evaluating potential product enhancements for both Diastat and Mysoline. We may not be successful in developing or making enhancements that will benefit patients or be accepted by physicians. We intend to rely on third parties to help develop, test and manufacture product enhancements. We may not be able to identify adequate development partners, and even if identified, we may not be able to enter into agreements with these entities on commercially reasonable terms, or at all. Further, the process of obtaining FDA and other regulatory approvals for product enhancements may be lengthy and expensive. If we select the wrong product enhancements or fail to develop or obtain regulatory approval for these product enhancements, our growth may be limited.

We depend on protection of our intellectual property rights

Diastat is protected by a U.S. formulation patent until 2012. Other drug companies may be able to develop generic versions of Diastat prior to 2012 if they can design products that do not infringe our patent. Our patent is a formulation patent and does not protect the use of Diastat’s active pharmaceutical ingredient outside of the formulation described in our patent. Mysoline is not covered by a patent. In addition, we have rights to several trademarks regarding Diastat and a trademark regarding Mysoline. We also have trade secrets and other proprietary information in connection with the manufacture of our products.

We may not be able to protect our intellectual property rights against third party infringement. We may not be successful in securing or maintaining proprietary or patent protection for our products. The validity of patents and other intellectual property rights can be subject to expensive litigation, and our patents and intellectual property rights may be challenged. In addition, our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our sales. If we are unsuccessful in defending our intellectual property rights, third parties may be able to copy our products, which would impair our ability to meet our sales projections. A third party could claim that our intellectual property rights infringe its intellectual property rights. If our intellectual property rights ultimately were determined to infringe a third party’s rights, we could be liable for royalties on past sales, and could be required to enter into licenses to continue to manufacture and sell our products. These licenses would require us to pay future royalty payments to the third party. If we become involved in any dispute regarding our intellectual property rights, regardless of whether we prevail, we could be required to engage in costly, distracting and time-consuming litigation that could harm our business.

We may face liability and indemnity claims that could result in unexpected costs and damage to our reputation

Our business exposes us to potential liability risks that arise from the testing, manufacture and sale of our products. Some plaintiffs have received substantial damage awards in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Although currently we maintain product liability insurance coverage of $10 million, there is no guarantee that any claims brought against us would be within our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. Also, it may be necessary for us to recall products that do not meet approved specifications, which would result in adverse publicity, potentially significant costs in connection with the recall and a loss of revenues. Any product liability claim or series of claims brought against us could significantly harm our business, particularly if such claims resulted in adverse publicity or damage awards outside or in excess of our insurance policy limits.

We rely for our success on our ability to hire and retain key personnel

Our success depends on all of our executive officers. If we lose the services of one or more of these individuals, we may not be able to achieve our business objectives. We do not have employment contracts with any of our executive officers. We may not be able to recruit and retain qualified personnel in the future due to intense competition for personnel among pharmaceutical businesses. Recruiting and retaining experienced sales personnel is equally difficult but essential to the success of our operations. As of December 31, 2001, we had 99 full-time employees, of which 83 were in sales and marketing and 16 were in administration and support services.

Some of our charter and other contractual and statutory provisions may prevent a change of control that could be beneficial to our stockholders

Some provisions of our charter documents and our loan and security agreements with Elan could make it more difficult for a third party to acquire us without separate approval of our board of directors and Elan. As a result of these provisions, we or Elan could delay, deter or prevent a takeover attempt or third party acquisition that our stockholders consider to be in their best interests, including a takeover attempt that results in a premium over the market price for the shares held by our stockholders. These provisions include:

•	a classified board of directors;

•	the ability of the board of directors to designate the terms, and issue new series, of preferred stock;

•	advance notice requirements for nominations for election to the board of directors;

•	special voting requirements for the amendment of our charter and bylaws; and

•	Elan’s right to approve transactions that would constitute a change of control.

We are also subject to anti-takeover provisions of Delaware law which could delay or prevent a change of control. Together, these charter, contractual and statutory provisions may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

Risks Related to this Offering

We have broad discretion to use the offering proceeds, and the manner in which we invest these proceeds may not yield a favorable return on your investment

The net proceeds of this offering are not allocated for specific uses other than general corporate purposes, including product acquisitions and working capital. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. The proceeds may not be invested ultimately in a manner that yields a favorable or any return on your investment.

Our stock price may be volatile and you may not be able to sell your shares at or above the offering price

Our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. The market prices for securities of specialty pharmaceutical companies in general have been highly volatile and may continue to be highly volatile in the future. You may not be able to sell your shares at or above the offering price. The price at which our common stock will trade after this offering may fluctuate substantially as a result of one or more of the following factors:

•	actual or anticipated fluctuations in our operating results;

•	changes in or our failure to meet investors’ and securities analysts’ expectations;

•	announcements of technological innovations or new commercial products;

•	introduction of new products and services by us or our competitors;

•	developments concerning proprietary rights, including patents;

•	regulatory developments and related announcements in the United States and foreign countries;

•	litigation; and

•	general stock market conditions.

Future sales of our common stock may depress our stock price

Sales of a substantial number of shares of our common stock in the public market after this offering or after the expiration of contractually or legally required holding periods could cause the market price of our common stock to decline. After this offering, we will have approximately             shares of common stock outstanding. All of the shares sold in this offering will be freely tradable unless they are purchased by our affiliates, as defined under the Securities Act of 1933. The remaining             shares of common stock outstanding immediately after this offering, including the             shares to be purchased by Elan concurrent with the closing of this offering, will be subject to the restrictions on transfer contained in the lock-up agreements described under “Underwriting.” Immediately after the expiration of the 180-day period set forth in the lock-up agreements,             shares, which will be outstanding immediately after this offering, will become available for sale.

Our executive officers and directors and their affiliates will exercise control over stockholder voting matters

After this offering, our executive officers and directors and their affiliates will together control approximately             % of our outstanding common stock. As a result, these stockholders will collectively be able to control all matters requiring approval of a majority of our stockholders, including the election of directors and significant corporate transactions. We and our principal stockholders have also entered into an agreement under which we will use our best efforts to have a nominee of Elan elected to our board of directors. The concentration of ownership may delay, prevent or deter a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

We may become involved in securities class action litigation that could divert management’s attention and harm our business

The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could harm our business.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements. You may find these forward-looking statements under “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as elsewhere in this prospectus. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by any forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to successfully market and sell our products;

•	our ability to leverage our existing sales force;

•	our ability to acquire and assimilate new product acquisitions;

•	our ability to develop product enhancements;

•	our estimates regarding reimbursement rates or methods; and

•	our estimates regarding our capital requirements and our need for additional financing.

In some cases, you can identify forward-looking statements by the following terms: intends, may, will, should, could, would, expects, plans, anticipates, believes, estimates, projects, predicts and potential, as well as similar expressions intended to identify forward-looking statements. These statements reflect our views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

You should read this prospectus and the documents that we reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

SALE OF SHARES TO ELAN

Concurrent with the closing of this offering, we are selling              shares of our common stock to Elan in a separate private placement transaction at a price per share equal to the initial public offering price. The underwriters will not receive any discount or commission on the sale of these shares.

Elan has agreed not to sell any shares of our common stock, including the shares being purchased in the private placement, for a period of at least 180 days following the date of this prospectus. Prior to this offering, Elan beneficially owned 3,030,000 shares of our common stock. See “Business–Material Agreements,” “Management,” “Related-Party Transactions,” “Principal Stockholders” and “Description of Capital Stock–Registration Rights” for further discussion of our relationship with Elan.

USE OF PROCEEDS

The net proceeds we will receive from the sale of the         shares of common stock offered by us in this offering and the sale of              shares of common stock to Elan concurrent with the closing of this offering at the initial public offering price are estimated to be $         , or $         if the underwriters’ over-allotment option is exercised in full. This is based on an assumed initial public offering price of $         per share, which is the midpoint of our expected public offering range, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, including product acquisitions and working capital. We have not yet determined the expected expenditures and thus cannot estimate the amounts to be used for each specified purpose. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors including the amount of cash used in or generated by our operations. We continually evaluate opportunities to acquire products, although currently we have no specific agreements or commitments with respect to any product acquisitions. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds of this offering. We intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities until they are used.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock and do not anticipate paying dividends in the foreseeable future. We currently intend to retain our earnings, if any, for the development of our business. Furthermore, our loan and security agreements with Elan prohibit the payment of dividends without Elan’s consent.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2001:

•	on an actual basis;

•	on a pro forma basis after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 14,000,000 shares of common stock upon the closing of this offering; and

•	on the same pro forma basis as adjusted to give effect to:

•
the sale of             shares of common stock by us in the offering at an assumed initial public offering price of $             per share, which is the midpoint of our expected public offering range for our common stock in this offering;

•	deducting the underwriting discounts and commissions and estimated offering expenses;

•	the sale to Elan of shares of common stock to be purchased concurrent with the closing of this offering at the initial public offering price; and

•
the filing of our amended and restated certificate of incorporation upon the closing of this offering increasing our authorized shares of common stock to 100,000,000 and changing our authorized shares of preferred stock to 5,000,000.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2001
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$19,487	$19,487	$

Long-term debt	$99,000	$99,000	$

Stockholders’ equity:
Convertible preferred stock; $0.0001 par value; 33,000,000 shares authorized actual and pro forma and no shares authorized pro forma as adjusted; 14,000,000 shares issued and outstanding actual and no shares issued and outstanding pro forma and pro forma as adjusted	1	—
Preferred stock; $0.0001 par value; no shares authorized, issued or outstanding actual and pro forma; 5,000,000 shares authorized and no shares issued or outstanding pro forma as adjusted	—	—
Common stock; $0.0001 par value; 43,000,000 shares authorized actual and pro forma; 100,000,000 shares authorized pro forma as adjusted; 4,728,975 shares issued and outstanding actual, 18,728,975 shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted	1	2
Additional paid-in capital	71,272	71,272
Deferred stock-based compensation	(1,376)	(1,376)
Accumulated deficit	(9,516)	(9,516)

Total stockholders’ equity	60,382	60,382

Total capitalization	$159,382	$159,382	$

The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

•	345,500 shares of our common stock issuable upon exercise of options outstanding under our stock option plan as of December 31, 2001 at a weighted average exercise price of $0.68 per share; and

•	925,525 additional shares of our common stock reserved for grant as of December 31, 2001 under our stock option plan.

DILUTION

Our pro forma net tangible book value as of December 31, 2001 was $(81,991,000), or $(4.38) per share. Pro forma net tangible book value per share is determined by dividing the amount of our pro forma total assets less total liabilities and intangible assets by the number of shares of common stock outstanding, assuming conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the closing of this offering. After giving effect to the sale of the             shares of common stock offered by us in this offering, our pro forma net tangible book value at December 31, 2001 would have been $            or $            per share. This assumes an initial public offering price of $            per share, which is the midpoint of our expected public offering range, after deducting the underwriting discounts and commissions and our estimated offering expenses, and the sale of             shares of our common stock to Elan concurrent with the closing of this offering at the initial public offering price. This represents an immediate increase in pro forma net tangible book value of $            per share to the existing stockholders and an immediate dilution of $            per share to Elan and to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value per share at December 31, 2001	$(4.38)
Increase per share attributable to this offering

Pro forma net tangible book value per share after this offering
Dilution per share to new investors

The following table summarizes, on a pro forma basis as of December 31, 2001, assuming the conversion of all outstanding shares of convertible preferred stock, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders, by Elan in the private placement occurring concurrent with the closing of this offering and by new investors purchasing shares in this offering. The information on the table assumes an initial public offering price of $            per share, which is the midpoint of our expected public offering range, after deducting the underwriting discounts and commissions and our estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	18,728,975%		$70,131,538%			$3.74
Investor in the private placement
New investors

Total		100%		$100%	$

The preceding information excludes:

•	345,500 shares of our common stock issuable upon exercise of options outstanding under our stock option plan as of December 31, 2001 at a weighted average exercise price of $0.68 per share; and

•	925,525 additional shares of our common stock reserved for grant as of December 31, 2001 under our stock option plan.

SELECTED FINANCIAL DATA

We were formed on January 24, 2001. We acquired Diastat and Mysoline from Elan on March 31, 2001 and April 1, 2001, respectively. Prior to the acquisition of the products, we had no substantive operations. The selected financial data reflects our results since our inception and the contribution of the products to Elan’s results for the years ended December 31, 1997 through 2000 and the three months ended March 31, 2001. The selected financial data should be read in conjunction with the financial statements and related notes thereto and other financial information included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of our future results.

Our balance sheet data as of December 31, 2001 and our operations data for the period from January 24, 2001 (inception) through December 31, 2001 were derived from our financial statements that have been audited by Deloitte & Touche LLP, independent public accountants, and are included elsewhere in this prospectus. The product contribution data represents the contribution of the products while they were owned by Elan and includes certain allocations of general costs to the products. The product contribution data for the years ended December 31, 1999 and 2000 and for the three months ended March 31, 2001 were derived from the statements of product contribution that have been audited by Deloitte & Touche LLP and are included elsewhere in this prospectus. The product contribution data for the years ended December 31, 1997 and 1998 were derived from unaudited statements of product contribution not included in this prospectus. The unaudited statements of product contribution were prepared on the same basis as the audited statements of product contribution and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the contribution of Diastat and Mysoline to Elan’s results.

Diastat was approved by the FDA in July 1997 and was launched by Elan in October 1997. Elan acquired Mysoline in February 1998. The contribution of Mysoline to Elan’s results is included since February 1998.

	Product Contribution Data of Diastat and Mysoline					Operations Data of Xcel
	Year Ended December 31,				Three Months Ended March 31 2001	Period from January 24, 2001 (inception) through December 31, 2001(1)
	1997	1998	1999	2000
	(in thousands, except per share data)
Net sales	$4,021	$17,497	$33,575	$42,131	$8,773	$14,124
Operating costs and expenses:
Cost of sales	755	3,262	5,571	7,381	1,608	3,285
Selling, general and administrative	6,155	8,004	12,963	13,382	2,269	11,224
Research and development	1,155	444	1,651	2,072	354	—
Product rights amortization	—	—	—	—	—	5,808

Total operating costs and expenses	8,065	11,710	20,185	22,835	4,231	20,317

Operating income (loss)	$(4,044)	$5,787	$13,390	$19,296	$4,542	(6,193)

Other income (expense):
Interest expense						(3,996)
Interest income						673

Total other income (expense)						(3,323)

Net loss						$(9,516)

Pro forma net loss per common share—basic and diluted(2)						$(2.12)

Pro forma weighted average common shares outstanding(2)						4,487

Unaudited adjusted pro forma net loss per common share assuming conversion of preferred stock—basic and diluted(3)						$(0.60)

Unaudited adjusted pro forma weighted average common shares outstanding assuming conversion of preferred stock(3)						15,777

	As of December 31, 2001	Pro Forma As Adjusted(4)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$19,487	$
Working capital	16,093
Total assets	171,906
Long-term debt	99,000
Accumulated deficit	(9,516)
Total stockholders’ equity	60,382

(1)	We acquired Diastat on March 31, 2001 and Mysoline on April 1, 2001, and the related operations are included in our results since April 1, 2001.
(2)	See note 1 to our financial statements for an explanation of the number of shares used in computing pro forma net loss per common share.
(3)
The unaudited adjusted pro forma net loss per common share assuming conversion of preferred stock and the related weighted average common shares outstanding reflects the conversion of all outstanding shares of our convertible preferred stock into 14,000,000 shares of common stock upon the closing of this offering.

(4)	The pro forma as adjusted balance sheet data gives effect to:

•	the conversion of all outstanding shares of our convertible preferred stock into 14,000,000 shares of common stock upon the closing of this offering;

•
the sale of              shares of common stock in this offering at the initial offering price of $         per share, which is the midpoint of our expected public offering range, after deducting the underwriting discounts and commissions and estimated offering expenses; and

•	the sale of shares of common stock to Elan concurrent with the closing of this offering at the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below. We undertake no obligation to update these forward-looking statements to reflect events or circumstances arising after the date of this prospectus. You should read this discussion together with the financial statements, related notes and other financial information included elsewhere in this prospectus.

Overview

We are a specialty pharmaceutical company that acquires and markets prescription products in focused therapeutic markets in the United States. Our strategy is to increase sales of our current products through targeted marketing efforts, to acquire additional products in neurology that leverage our existing sales organization, to acquire additional products in other focused markets and to develop product enhancements. Third parties manufacture our products and provide our distribution services.

We were formed in January 2001. On March 30, 2001, we raised net proceeds of $69.6 million from the issuance of 14,000,000 shares of convertible preferred stock. We then acquired Diastat and Mysoline from Elan and began selling our products in April 2001. We had no substantive operations prior to these activities. From April 1, 2001 through December 31, 2001, we focused on hiring and training our field sales force, hiring our corporate administrative employees, building our corporate infrastructure, promoting our products and pursuing new product opportunities.

This management’s discussion and analysis of financial condition and results of operations includes an analysis of our results of operations and our liquidity and capital resources for the period from our inception through December 31, 2001. In addition, the discussion includes a separate analysis of the contribution of Diastat and Mysoline to the results of their prior owner, Elan, for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2001. During this period, the operations of Diastat and Mysoline were included in Elan’s consolidated results and had not been reported on separately. The analysis of the contribution to Elan’s results should be read together with the audited statements of product contribution for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2001 included elsewhere in this prospectus.

Comparing the products’ results while owned by Elan to our results since we acquired the products would not be meaningful. This is due to the significant differences in our organizational structure, marketing and promotional strategies and corporate resources compared to those of Elan. Elan is a multi-national organization with a portfolio of products. Diastat and Mysoline received varying levels of sales and marketing attention by Elan based on the promotional priorities of Elan’s corporate strategy. In addition, Elan has significant internal resources for performing other administrative activities to support its products. We are a specialty pharmaceutical company with only two products and fewer internal resources and we seek to promote our products through targeted marketing efforts. We also seek to leverage our resources by adding new products to our portfolio without materially increasing our marketing and support infrastructure. Our emphasis in 2001 was on transitioning responsibilities for the products from Elan and building our corporate infrastructure, while allowing our wholesaler customers to fulfill demand for Diastat and Mysoline primarily from the wholesalers’ existing product inventories. This further contributes to the lack of comparability of our results to the historical net sales and related costs of the products while owned by Elan. For the same reasons, we expect that our results for 2001 will not be indicative of our future results.

Xcel Pharmaceuticals, Inc.

Revenue Recognition

We sell our products to wholesale drug distributors who generally sell our products to retail pharmacies, hospitals and other institutional customers. Revenues are recognized when the products are received by the wholesaler, which represents the point when the risks and rewards of ownership are transferred to the customer. We invoice wholesalers at our wholesale list price. Sales are shown net of discounts, rebates, chargebacks and returns, which are estimated based on Elan’s historical experience with the products. Chargebacks represent the difference between the wholesale list price and the estimated contractual sales price.

Operating Costs and Expenses

Cost of sales includes primarily third-party product manufacturing and distribution costs and royalties due to third parties under separate royalty arrangements ranging from 5% to 10% of net sales.

Selling, general, and administrative expenses include the costs of selling, marketing and promoting our products, administrative services such as finance, human resources, information systems and other corporate affairs and non-cash stock-based compensation. Stock-based compensation represents the amortization of the difference between the exercise price of stock options granted and the deemed fair value of our common stock on the grant date. See note 1 to financial statements for a detailed description of our policy for accounting for stock-based compensation.

The net cost of our products was capitalized and is being amortized over the 20-year period we expect to benefit from the products.

Results of Operations

Period from January 24, 2001 (inception) through December 31, 2001

Net sales.    Net sales were $14.1 million for the period from April 1, 2001 through December 31, 2001. We had no substantive operations for the period from January 24, 2001 through March 31, 2001. Wholesalers purchase product based on prescription demand and the amount of product previously purchased. During the period from April 1, 2001 through December 31, 2001, wholesalers fulfilled prescription demand for Diastat and Mysoline primarily from their existing inventories. There were no price increases or decreases in 2001. We expect our product sales to increase as prescription demand reduces the amount of product inventories held by the wholesalers. Since our inception, we have received 38% of our revenues from McKesson HBOC, Inc., 27% of our revenues from AmerisourceBergen Corporation and 19% of our revenues from Cardinal Health, Inc.

Cost of sales.    Cost of sales was $3.3 million for the period ended December 31, 2001 or 23.3% of net sales. We incurred costs in transporting and warehousing inventory we acquired from Elan in connection with the acquisition of our products. We also incurred costs in establishing our distribution capabilities and quality control function. These costs totaled $389,000 and increased our cost of sales compared to historical levels when the products were owned by Elan. We expect that 2002 cost of sales for Diastat and Mysoline as a percentage of their net sales will be consistent with our historical experience and higher than Elan’s historical experience due primarily to the third-party costs we expect to incur in the manufacture, distribution and quality control activities related to our products.

Selling, general and administrative expenses.    Selling, general and administrative expenses were $11.2 million for the period ended December 31, 2001. We incurred these costs primarily in recruiting, hiring and training our field sales force, hiring our corporate administrative employees, developing our corporate infrastructure and promoting our products. During the period from April 1, 2001 through December 31, 2001, we hired our field sales organization and home-office personnel, with 62 hired by June 30, 2001 and 102 hired by September 30, 2001. We expect that 2002 selling, general and administrative expenses related to Diastat and Mysoline will increase compared to our historical experience due to the timing of the hiring of our employees during 2001 and the effect of the full year in 2002 and will increase compared to Elan’s historical experience due to our increased marketing efforts.

Stock-based compensation expense totaled $132,000 for the period ended December 31, 2001. The expense consists of $94,000 related to employees and members of our board of directors and $38,000 related to consultants. As of December 31, 2001, we deferred $1,376,000 of stock-based compensation related to employees and members of our board of directors which will be amortized to expense over the four-year vesting period.

Product rights amortization expense.    We acquired the rights to Diastat and Mysoline for an initial cost of $160.6 million. The product acquisition agreements provide for quarterly purchase price adjustments during 2001 to the extent reported product revenues differ from product revenues based on total prescriptions for our products. The purchase price adjustments totaled $12.4 million through December 31, 2001, reducing our net acquisition cost to $148.2 million. We account for the change in amortization related to purchase price adjustments prospectively from the date of adjustment. The amortization of the net acquisition cost totaled $5.8 million for the period ended December 31, 2001.

Interest expense.    We issued $99 million in long-term debt to Elan during the period ended December 31, 2001 in connection with the acquisition of Diastat and Mysoline. We accrue interest at 7% per year, payable quarterly on this debt. Interest expense was $4.0 million for the period ended December 31, 2001.

Interest income.    Interest income was $673,000 for the period ended December 31, 2001. We invested our excess cash in highly liquid instruments with an original maturity of three months or less.

Income taxes.    We did not provide for any current or deferred federal or state income tax provision or benefit for the period ended December 31, 2001 because we have experienced operating losses since our inception. As of December 31, 2001, we had federal and California income tax loss carry-forwards of $8.6 million. The federal and California tax loss carry-forwards will begin to expire in 2021 and 2011, respectively, unless previously utilized.

Liquidity and Capital Resources

As of December 31, 2001, we had cash and cash equivalents of $19.5 million and working capital of $16.1 million. Net cash provided by operating activities was $138,000 for the period ended December 31, 2001. We generated operating cash primarily from cash received on sales of our products and interest received on available cash offset by cash used to build our sales and corporate infrastructure and for payments of interest on outstanding debt.

Net cash used in investing activities was $50.7 million for the period ended December 31, 2001. Our use of cash was primarily for the payment of the $49.6 million net cash component of the total acquisition cost of Diastat and Mysoline. In addition, as of December 31, 2001, we recorded a receivable of $1.5 million under the purchase price adjustment provision, which is to be received in February 2002. We also acquired $5.2 million of finished product inventories, with payment due by March 31, 2002.

Net cash provided by financing activities was $70.1 million for the period ended December 31, 2001. This cash resulted primarily from the net proceeds received from the issuance of 14,000,000 shares of convertible preferred stock at $5 per share in March 2001.

We have $99 million of long-term debt outstanding with Elan that was issued in connection with the acquisition of Diastat and Mysoline. The debt bears interest at 7% per year with payments of interest only due quarterly through March 31, 2004. Interest and principal payments are then due quarterly through December 31, 2007 with a final balloon payment due March 31, 2008. Elan has a security interest in the assets we purchased from Elan.

We also have access to a $10 million credit line with Elan, which can be drawn upon through March 31, 2002. Any draws on the credit line will bear interest at 7% per year with payments of interest only due quarterly through March 31, 2003. Interest and principal payments are then due quarterly through March 31, 2007. No amounts had been drawn on this facility as of December 31, 2001.

Under the terms of our loan and security agreements with Elan, we agreed to limit our borrowings from third parties without Elan’s consent. Generally, except for specific exceptions set forth in the loan and security agreements, including an exception permitting us to incur debt without Elan’s consent in connection with the purchase of additional products, we cannot have debt outstanding to anyone other than Elan in excess of $3 million until we have paid for the Diastat and Mysoline inventory we purchased from Elan, at which time this amount will be increased to $6.5 million.

In June 2001, we entered into an agreement with Elan whereby Elan agreed to make payments to us through December 31, 2010 based on the net sales of Elan’s product Zanaflex. In exchange, we and Elan amended the original product acquisition agreements to provide for payments from us to Elan through December 31, 2015 based on the net sales of Mysoline. The payments from Elan to us range from 5% to 10% of Zanaflex net sales and are subject to contractually agreed upon maximum annual payments. The payments from us to Elan equal 20% of the first $8 million of Mysoline annual net sales and 5% of Mysoline annual net sales between $8 million and $25 million. This product financing has an imputed interest rate of approximately 7% based on our current estimates of the total net payments over the term of the financing. During 2001, we received $500,000 from Elan and made payments of $193,000 to Elan under this financing. As of December 31, 2001, the net obligation of $307,000 and accrued interest payable of $6,000 are included in product financing within other current liabilities. The related accrued interest expense of $6,000 is included in interest expense in the statement of operations. In January 2002, we made a $302,000 payment to Elan.

We expect that cash from operations and borrowings under our credit line will be adequate to fund our operations and working capital requirements for at least the next twelve months. In the event that we make significant future product acquisitions, we expect that we will need to raise additional funds. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back or abandon some or all of our future product acquisition projects.

Our future capital requirements and adequacy of our available funds will depend on many factors, including: the effectiveness of our sales and marketing activities; the timing and magnitude of product acquisitions; the size and scope of our efforts to develop product enhancements; the status of competitive products; and the establishment, continuation or termination of third-party manufacturing agreements.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires all business combinations to be accounted for under the purchase method of accounting. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for under the purchase method of accounting for which the date of acquisition is July 1, 2001, or later. We have not been involved in any business combinations.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but will be evaluated annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Our product rights are intangible assets with finite lives that are being amortized over 20 years.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not expect SFAS No. 144 to have a material impact on the measurement of our long-lived assets.

Quantitative and Qualitative Disclosure About Market Risks

We invest our excess cash in highly liquid interest bearing instruments with original maturities of three months or less. These instruments are subject to interest rate risk. The amount we earn on these instruments will decline if interest rates decline. However, due to the short-term nature of these holdings, an immediate 10% decline in interest rates would not have a material impact on our financial condition, results of operations or cash flows.

Inflation

Our operations have not been materially affected by inflation. We cannot assure you that our operations will not be affected by inflation in the future.

Product Contribution of Diastat and Mysoline
to Elan’s Results of Operations

The following discussion analyzes the contribution of Diastat and Mysoline to Elan’s results for the periods indicated and is not intended to be a complete presentation of the products’ results of operations. Elan has not prepared financial statements of the products, which would be intended to report a complete presentation of financial position, results of operations and cash flows. The results of the products were derived from the internal financial statements of Elan and incorporate certain cost allocations which may not be indicative of the costs had the products been operated on a stand-alone basis. This discussion is based on our understanding of the products’ contribution to Elan’s results of operations for the periods presented.

Years ended December 31, 1999 and 2000 and Three Months ended March 31, 2001

Net sales.    Net sales were $42.1 million in 2000 compared to $33.6 million in 1999, an increase of 25.5%. The increase in 2000 was primarily due to a 60% increase in unit sales for Diastat resulting from the promotional efforts of Elan. In 2000, there was a 6% increase in the price of Diastat and a 15% increase in the price of Mysoline. Diastat was approved by the FDA in July 1997 and launched by Elan in October 1997. Mysoline was acquired by Elan in February 1998.

During the three months ended March 31, 2001, net sales were $8.8 million. On an annualized basis, this would project to a decline of 16.7% compared to annual net sales in 2000. This projected decline was primarily due to the timing of wholesaler buying and Elan reducing its sales and marketing emphasis on the products and targeting its marketing and promotional efforts on larger products within its overall product portfolio. There were no price increases or decreases in 2001. As discussed further below, selling, general and administrative expenses as a percentage of net sales decreased from 31.8% in 2000 to 25.9% in the three months ended March 31, 2001.

Cost of sales.    Cost of sales as a percentage of net sales was 16.6% in 1999, 17.5% in 2000 and 18.3% during the three months ended March 31, 2001. Cost of sales consists primarily of the cost to manufacture the products and royalties under separate royalty agreements ranging from 5% to 10% of net product sales. Third parties manufactured the products for Elan. The increase in cost of sales was primarily due to increases in the manufacturing costs during these periods.

Selling, general and administrative expenses.    Selling, general and administrative expenses as a percentage of net sales were 38.6% in 1999, 31.8% in 2000 and 25.9% during the three months ended March 31, 2001. This annual decline as a percentage of net sales was due to a decrease in sales and marketing activities in promoting the products, primarily related to a reduction in the field sales force emphasis on promoting the products. As discussed above, Diastat was launched by Elan in October 1997 and received extensive marketing and promotion for a limited time following launch. As Elan acquired or developed additional products to add to its product portfolio, the sales and marketing resources committed to Diastat and Mysoline declined compared to its other products.

Research and development expenses.    Research and development expenses as a percentage of net sales were 4.9% in 1999, 4.9% in 2000 and 4% during the three months ended March 31, 2001. These costs primarily relate to certain Diastat clinical trials that were nearing completion by March 31, 2001.

BUSINESS

Overview

We are a specialty pharmaceutical company that acquires and markets prescription products in focused therapeutic markets in the United States. Our initial market is neurology, which we consider to be a focused market because a limited number of high-prescribing physicians write a significant number of prescriptions for neurology products. High-prescribing physicians write a significantly greater number of prescriptions for the products in a particular market than their peers. Our strategy is to increase sales of our current products through targeted sales and marketing efforts, to acquire additional products in neurology that leverage our existing sales organization, to acquire additional products in other focused markets and to develop product enhancements.

The neurology market is attractive to us because it is a large and rapidly growing focused market. Our initial products, Diastat and Mysoline, are used in the treatment of seizures principally associated with epilepsy. Diastat is currently the only drug approved in the United States for the acute treatment of seizures outside of a hospital setting. Diastat has orphan drug exclusivity, which can be granted by the FDA to the first drug approved to treat a condition that affects a limited patient population, through July 2004. Mysoline has been used since the early 1950s for the chronic treatment of seizures associated with epilepsy and has maintained stable prescription levels for many years. All of our revenues come from sales of Diastat and Mysoline.

The concentration of high-prescribing physicians in the neurology market enables us to promote our products effectively with a small, dedicated sales and marketing organization. During 2001, the 14,000neurologists and pediatric neurologists in the United States collectively wrote prescriptions for 29%, or $1.3 billion, of the products used to treat epileptic seizures. Our nationwide field sales organization of 80 experienced professionals promotes our products to 8,000 of the highest-prescribing physicians in this group.

We believe that the changing pharmaceutical industry landscape will present significant opportunities for us to acquire additional products. Larger pharmaceutical companies are shifting their sales and marketing efforts away from smaller products toward products with higher revenue potential and new product launches. As a result, an increasing number of smaller products that may have growth potential are receiving little or no promotional effort and present potentially attractive acquisition opportunities for us. We continually evaluate opportunities to acquire these types of products, although currently we have no specific agreements or commitments with respect to any product acquisitions. We currently are analyzing the results from two post-approval clinical studies for Diastat and we also are evaluating other potential product enhancements for both Diastat and Mysoline.

Strategy

Our objective is to capitalize on our management team’s experience acquiring and marketing pharmaceutical products. We intend to become a leading specialty pharmaceutical company marketing products in focused therapeutic markets in the United States. Specifically, our strategy is to:

•
Expand Sales of Diastat.    We believe there are significant opportunities to expand sales of Diastat. Diastat is the only product approved in the United States for the acute treatment of seizures associated with epilepsy outside of a hospital setting. Diastat is safe and effective and has significant quality-of-life and cost advantages. Although one-third of our targeted physician audience wrote 70% of all Diastat prescriptions during 2000, the remaining two-thirds of these physicians did not prescribe Diastat. We intend to expand sales of Diastat by promoting to our targeted physicians the benefits of including Diastat as part of the standard treatment regimen for their epilepsy patients.

•
Leverage Our Existing Neurology Sales Organization.    We intend to leverage our 80-person field sales organization by acquiring additional products that can be marketed to our targeted neurologist audience. We believe that a growing number of opportunities to acquire neurology products will arise due to the increasing emphasis by larger pharmaceutical companies on products with higher revenue potential and new product launches.

•
Acquire Products in Other Focused Markets.    We seek to acquire products in focused therapeutic markets in addition to neurology. Focused markets are characterized by a concentrated number of high- prescribing physicians that write a significant number of prescriptions for the products in that market. We believe that current industry trends will continue to produce opportunities for us to acquire products in these markets.

•
Maximize Value of Products by Developing Product Enhancements.    We intend to expand our sales by developing product enhancements, such as new delivery systems, new formulations and new dosage strengths, and by conducting targeted post-approval clinical studies. We currently are analyzing the results from two post-approval clinical studies for Diastat to obtain additional clinical data about the product and its usefulness in treating epileptic seizures among adults and seizures among children caused by high fever. We believe that product enhancements represent attractive ways to expand our business because they typically are less costly, less risky and require less time than most other product development efforts. We intend to establish relationships with third parties to support development of our product enhancements.

Our Initial Market—Neurology

Our initial market is neurology, the treatment of diseases that affect the nervous system. We consider neurology to be a focused market because a significant number of prescriptions for neurology products are written by a limited number of high-prescribing physicians. Sales of neurology products in the United States totaled $6.7 billion in 2001, and grew at an average annual rate of 23% from 1997 to 2001. Our first two products, Diastat and Mysoline, are used in the treatment of seizures principally associated with epilepsy. Sales of products in the United States used to treat epileptic seizures totaled $4.6 billion in 2001, and grew at an average annual rate of 26% from 1997 to 2001.

Epilepsy is a chronic disorder characterized by abnormal electrical discharges in the brain. These abnormal electrical discharges result in seizures, the clinical manifestation of epilepsy. Epilepsy is one of the most common neurological disorders in the United States, affecting 2.5 million people in 2000 with an estimated 181,000 new cases diagnosed each year. Most seizures end within two minutes; however, those that do not are unpredictable in length. The longer a seizure lasts, the more difficult it becomes to treat and the greater the risk of injury and death to the patient.

A wide variety of antiepileptic drugs are available to prevent and treat seizures. These drugs are typically administered orally and are taken on a daily basis. Most patients receive a regimen of a single drug or a combination of several antiepileptic drugs. Nevertheless, approximately 30% to 40% of patients with epilepsy have inadequate seizure control or are resistant to drug therapy and suffer from breakthrough seizures. These patients may have frequent visits to the emergency room and admissions to the hospital because of their breakthrough seizures. Even patients for whom antiepileptic drugs provide adequate control are still at risk for breakthrough seizures.

If uncontrolled, breakthrough seizures can progress into a single prolonged seizure, a cluster of seizures or status epilepticus, a prolonged seizure or series of intermittent seizures without recovery of consciousness that last more than 30 minutes. Status epilepticus occurs an estimated 152,000 times each year in the United States and is a neurological emergency. Estimates of the risk of death from status epilepticus vary widely, but have been as high as 53%. While status epilepticus can be devastating, even brief seizures have significant consequences, including the potential for brain damage and the extreme distress inflicted upon family members and caregivers witnessing the event.

As a result of the significant risks of injury and death associated with prolonged seizures and status epilepticus, the goal of therapy is to stop the seizure as quickly as possible. Unfortunately, effective treatments for prolonged seizures in the United States historically have been available only in a hospital setting. Depending on the distance between the location where the seizure occurs and the nearest hospital, the delay between the onset of a prolonged seizure and the initiation of treatment can be significant. In one study, the time from the onset of the seizure to the initiation of treatment at the hospital averaged 85 minutes. Once in the emergency room, physicians tend to treat seizures aggressively, usually with benzodiazepines delivered intravenously. When the seizure has stopped, the patient may remain heavily sedated for many hours as a result of the seizure itself and the longer-term effects of the medication used to stop the seizure.

In the 1980s, several patient advocacy groups and a nationwide group of neurologists specializing in the treatment of epilepsy began lobbying drug manufacturers to develop an alternative treatment for seizures that could be administered by caregivers outside a hospital setting. Initial work focused on developing an alternative to the intravenous route for delivering benzodiazepines. Oral or sublingual administration was considered impractical for seizure patients because of the dangers of the patient choking on the medication, as well as the difficulty of administering the medication if the patient will not, or cannot, cooperate. Intramuscular administration through injection was also rejected because it results in erratic drug absorption and has been associated with a condition known as necrosis, or tissue death, at the injection site. Physicians in Europe for several years had been using diazepam, a benzodiazepine, in a liquid solution delivered rectally, to safely treat prolonged seizures by a caregiver at home. One limitation of this approach, however, was that it was difficult to contain the liquid solution while the patient’s body absorbed the drug. Accordingly, U.S. efforts focused on developing a better delivery system that would permit more complete absorption of the drug by the patient. Diastat, approved by the FDA in 1997, was the culmination of these efforts.

Our Products

We market and sell the following products:

Product	Product Description

Diastat	Rectally administered gel used for the acute treatment of epilepsy patients age two and above experiencing seizures.

Mysoline
Oral tablets used alone or in combination with other therapies in the chronic control of epileptic seizures for patients age eight and above. Mysoline also is used off-label to treat benign essential tremor.

Diastat

Diastat is the only drug approved in the United States for the acute treatment of seizures outside of a hospital setting. Diastat serves a previously unmet need for patients suffering from a prolonged seizure by treating the patient at the location where the seizure occurs and reducing the need to visit an emergency room. For most patients, the ability to receive treatment wherever the seizure occurs significantly shortens the time between the onset of the seizure and administration of effective treatment. This, in combination with Diastat’s rapid onset of action, generally between five and 15 minutes, results in an increased likelihood of shortening the seizure, thereby reducing the risks of irreparable injury and death to the patient. Diastat also reduces the need for patients and their families to visit an emergency room. When administered within five to ten minutes of the onset of a seizure, Diastat has been shown to reduce the number of emergency room visits by 67%. Diastat has an excellent safety profile, with the most noticeable side effect being drowsiness. When compared to the costs of treating a prolonged seizure in an emergency room, Diastat also represents a significant cost savings to patients, government entities and private health insurers.

Diastat provides significant quality of life benefits for epilepsy patients and their families. Diastat enables patients and their families to enjoy greater freedom to travel away from home and to live away from large metropolitan areas, where most hospitals are located, knowing that they do not need to have immediate access to a hospital in the event of a prolonged seizure. Diastat also provides family members and caregivers with great comfort knowing that their loved one has an effective treatment that can be administered at the location where the seizure occurs.

As shown below, retail prescriptions for Diastat have grown steadily since its launch in October 1997.

Total Diastat Retail Prescriptions
(Fourth Quarter of 1997 through Fourth Quarter of 2001)

During 2001, one-third of our targeted prescriber audience of 8,000 neurologists and pediatric neurologists wrote 70% of the total Diastat prescriptions. The remaining two-thirds did not prescribe Diastat. We believe that through focused and consistent promotion of the benefits of including Diastat as part of the standard treatment regimen for their epilepsy patients, we can continue to increase the use of Diastat among our targeted prescriber audience.

Mysoline

Mysoline is an oral prescription medication that has been used since the early 1950s for the chronic treatment of seizures associated with epilepsy. It is used alone and in combination with other anticonvulsant drugs.

Mysoline is also the most frequently prescribed therapy for the treatment of benign essential tremor. Benign essential tremor is the most common neurological movement disorder. Although five million people in the United States have been diagnosed with benign essential tremor, it is estimated that as many as ten million people in the United States may have the condition. Benign essential tremor most commonly affects adults, with one in 20 people over the age of 40 and one in five people over the age of 65 suffering from the condition. Benign essential tremor is a progressive disorder and is characterized by involuntary shaking of a part of the body, primarily the hands and arms. Functional disability associated with benign essential tremor may affect handwriting, speech, the performance of fine manipulations of the hands, and various other activities of daily living, including the capability to feed oneself or perform on-the-job tasks. This compels some patients with benign essential tremor to change jobs or retire and may result in embarrassment, causing withdrawal from social activities.

Mysoline is not protected by a patent and several generic versions of the product are available. Mysoline is, however, included in the FDA list of narrow therapeutic index drugs. These drugs are characterized by sensitivity to slight formulation changes between different manufacturers that can lead to different therapeutic effects and adverse events in patients. In the case of Mysoline and most other antiepileptic drugs, the difficulty of finding a drug regimen that can effectively control seizures and the potential adverse consequences that can result from any breakthrough seizure leads many neurologists to prescribe branded drugs in lieu of generic substitutes.

As shown below, retail prescriptions for Mysoline have remained relatively stable.

Total Mysoline Retail Prescriptions
(First Quarter of 1998 through Fourth Quarter of 2001)

Product Enhancements

We currently are evaluating opportunities to develop product enhancements for both Diastat and Mysoline. Potential enhancements could include new delivery systems, new formulations and new dosage strengths. We also intend to evaluate opportunities to conduct targeted post-approval clinical studies for our products. We believe these types of product enhancements can offer important patient benefits and attractive opportunities to increase the use of our products. The development of product enhancements typically is less costly, less risky and requires less time than most other development efforts. We intend to rely on third parties to assist us in our development of product enhancements.

Sales and Marketing

We focus our selling efforts on 8,000 high-prescribing neurologists and pediatric neurologists who collectively wrote 36% of the total prescriptions for products used to treat epileptic seizures in the United States in 2001. This concentration of high volume prescribers enables us to effectively promote our products with a small, dedicated sales and marketing organization.

Our field sales organization consists of 80 professionals who are positioned in major metropolitan areas across the United States. Our area business managers have an average of eight years pharmaceutical experience, which includes three years pharmaceutical management experience. Our sales representatives have an average of four years sales experience, which includes two years pharmaceutical sales experience. Each member of our sales team undergoes a rigorous training program focused on our product offerings, disease background, competitive products and our selling techniques. Our program includes significant field-based learning to provide a comprehensive understanding and perspective as to our target market and the needs of our customers and patients.

We have created an incentive bonus program for our sales force based on performance, with no limit on the total bonuses that can be earned. We focus on cultivating a relationship of trust and confidence with our targeted physician audience. In addition, we use a variety of marketing programs to promote our products, including promotional materials, industry publications and educational conferences and seminars. We continuously educate our representatives, as well as physicians and medical personnel, on the clinical merits of our products.

We sell to pharmaceutical wholesalers, who in turn distribute to retail pharmacies, hospitals and other institutional customers. We are currently dependent on a small number of wholesaler customers. Since our inception, we received 38% of our revenues from McKesson HBOC, Inc., 27% of our revenues from AmerisourceBergen Corporation and 19% of our revenues from Cardinal Health, Inc.

Material Agreements

Product Acquisition Agreements

We acquired our products pursuant to agreements that we entered into with Elan in March and April 2001. Under these agreements, we acquired exclusive worldwide rights to Diastat and exclusive rights to Mysoline in the United States. We also acquired equipment that is used in the manufacture of Diastat. The equipment included some molds that are unique to the manufacture of Diastat and other items that are used generally in the manufacture of pharmaceutical products. The purchase price for these assets consisted of the following:

•	the assumption of third-party agreements and royalty obligations of Elan pertaining to the products; and

•	net cost of $148.2 million as of December 31, 2001 for the products and equipment, of which we borrowed $99 million from Elan.

We also recorded a $1 million obligation for returns, chargebacks and rebates related to sales of the products prior to our acquisition. The agreements with Elan contain customary representation, warranty, indemnity and confidentiality provisions. The third-party agreements we assumed relate primarily to the manufacture of Diastat and Mysoline and are discussed in more detail under “—Manufacturing.” The third-party royalty obligations we assumed range in amounts from 5% to 10% of net sales. We also acquired existing inventory of both Diastat and Mysoline from Elan for an additional $5.2 million, which is payable in March 2002.

Debt and Security Agreements

In connection with the purchase of our products from Elan, we entered into a loan agreement under which Elan has provided us with $99 million in financing. We are obligated to make quarterly payments of interest only at an annual rate of 7% on the outstanding balance of this loan through March 31, 2004. Interest and principal payments are then due quarterly through December 31, 2007 with a final balloon payment due on March 31, 2008. Under the loan agreement, Elan also agreed to provide us with a $10 million credit line, which can be drawn upon through March 31, 2002. Any draws on the credit line will bear interest at 7% per year with payments of interest only due quarterly through March 31, 2003. Interest and principal payments are then due quarterly through March 31, 2007.

To secure our obligations under the loan agreement, we entered into security agreements pursuant to which we granted Elan a security interest in all of the assets we purchased from Elan. Under the acquisition agreements, the loan agreement and the security agreements, Elan is also protected by various financial and operating covenants and other rights that, if breached by us, even in the absence of a payment default, would entitle Elan to foreclose on its security interest and reacquire these products without payment or refund to us. Our covenants under the loan and security agreements include not taking any of the following actions without Elan’s consent:

•	engaging in a material line of business outside of the pharmaceutical business;

•	selling, leasing or disposing of substantially all of our assets or any of the collateral;

•	acquiring all or substantially all of the assets of others;

•	merging with or consolidating into other parties; or

•	making certain distributions to our stockholders.

We have also agreed to limit our borrowings from third parties without Elan’s consent. Generally, except for specific exceptions set forth in the loan and security agreements, including an exception permitting us to incur debt without Elan’s consent in connection with the purchase of additional products, we cannot have debt outstanding to anyone other than to Elan in excess of $3 million until we have paid for the Diastat and Mysoline inventory we purchased from Elan, at which time this amount will be increased to $6.5 million. We will also be in default if we fail to cure a breach of our representations, warranties and covenants under the agreements within any applicable cure period. If we fail to cure any breach, Elan may exercise its rights and remedies under the agreements, including refusing to make any advances to us under the credit line, accelerating the due date of all our obligations to Elan and foreclosing on the products and other collateral, without payment or refund.

In June 2001, we entered into an agreement with Elan whereby Elan agreed to make payments to us through December 31, 2010 based on the net sales of Elan’s product Zanaflex. In exchange, we and Elan amended the original product acquisition agreements to provide for payments from us to Elan through December 31, 2015 based on the net sales of Mysoline. The payments from Elan to us range from 5% to 10% of Zanaflex net sales and are subject to contractually agreed upon maximum annual payments. The payments from us to Elan equal 20% of the first $8 million of Mysoline annual net sales and 5% of Mysoline annual net sales between $8 million and $25 million. This product financing has an imputed interest rate of approximately 7% based on our current estimates of the total net payments over the term of the financing.

We also entered into a voting agreement and sold stock to Elan in connection with the product acquisition agreements and the loan and security agreements. These arrangements are discussed in more detail under “Management—Board of Directors and Committees” and “Related-Party Transactions.”

Competition

Many companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than ours, are engaged in developing, marketing and selling products that compete with those we offer. We believe that competition among prescription pharmaceuticals aimed at the specialty markets, including those for neurological conditions, will be based on, among other things, product efficacy, safety, reliability, availability and price. As specialty markets continue to evolve, there will be numerous companies and products that will continue to offer competitive advantages to already existing products in the marketplace. There are several companies in the United States that are developing, marketing and selling pharmaceuticals to treat neurological conditions, including Novartis AG, Pfizer Inc., Teva Pharmaceuticals Industries and Biogen, Inc.

The orphan drug exclusivity on Diastat expires in July 2004. As a result, other drug companies may be able to obtain FDA approval to market generic versions of Diastat after July 2004 if they can design products that do not infringe our formulation patent for Diastat and they are able to meet the FDA’s approval requirements.

We have no patent protection on Mysoline and we compete with manufacturers of generic substitutes for Mysoline. These generic manufacturers include Watson Pharmaceuticals, Inc., Danbury Pharmaceuticals, Inc., Lannett Company, Inc. and Qualitest Pharmaceuticals, Inc. Generic substitutes for Mysoline currently sell at prices less than the price of Mysoline. Any significant decline in the prices for generic substitutes for Mysoline would result in downward price pressure on Mysoline, particularly if third-party payors refuse to reimburse patients for branded products or if physicians begin to prescribe, or pharmacists begin to administer, generic products more frequently than the branded counterparts. Although the patent for Mysoline has expired, Mysoline is included in the FDA list of narrow therapeutic index drugs. These drugs are characterized by sensitivity to slight formulation changes between different manufacturers that can lead to different therapeutic effects or adverse events in patients. In the case of Mysoline and most other antiepileptic drugs, the difficulty of finding a drug regimen that can effectively control seizures and the potential adverse consequences that result from any breakthrough seizure leads many neurologists to prescribe branded drugs in lieu of generic substitutes.

We also compete with other pharmaceutical companies for product acquisitions. These competitors include King Pharmaceuticals, Inc., Medicis Pharmaceutical Corporation, First Horizon Pharmaceutical Corporation and other companies attempting to acquire branded pharmaceutical products from other pharmaceutical companies.

Manufacturing

We rely on third parties for the manufacture and distribution of our products. Our products are supplied under short-term and long-term supply agreements and we do not maintain alternative manufacturing sources for any of our products. Our third-party manufacturers and distributors are also subject to extensive governmental regulation. The FDA mandates that drugs be manufactured, packaged and labeled in conformity with cGMP. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure that products they produce meet applicable specifications and other requirements to ensure product safety and efficacy. The manufacture of Diastat is also subject to the Controlled Substances Act and related regulations, which are administered by the DEA. We intend to continue to outsource the manufacture and distribution of our products for the foreseeable future.

We currently rely on DPT Laboratories, Inc. as our single supplier of Diastat and Wyeth-Ayerst Laboratories as our single supplier of Mysoline. We have an agreement with DPT under which it has agreed to provide us with all of our required Diastat through December 2006. Our agreement with Wyeth expires in March 2003, and Wyeth has indicated that it does not intend to renew the agreement. The agreements provide for procurement of raw materials, manufacture and release of finished products and stability testing at contractually agreed upon prices that increase annually based on the change in the Consumer Price Index. We must identify and qualify a new manufacturer for Mysoline prior to the time that we exhaust the inventory of Mysoline we purchase from Wyeth. Based on the three-year shelf life for Mysoline, we believe that the inventory we plan to purchase from Wyeth will meet all market demand for Mysoline through at least March 2004.

Government Regulation

Our business and our products are subject to extensive and rigorous regulation at both the federal and state levels. At the federal level, we are regulated principally by the FDA as well as by the DEA, the Federal Trade Commission, the U.S. Department of Agriculture, the Occupation Safety and Health Administration and the U.S. Environmental Protection Agency, or the EPA.

The FDA administers the Food, Drug and Cosmetic Act, or FDCA, and related regulations, which govern, among other things, the development, testing, approval, safety, effectiveness, manufacture, labeling, storage, recordkeeping, export, advertising and promotion of prescription drugs, a category that includes our products. Failure to comply with FDA requirements may subject us and/or our contract manufacturers to administrative or judicial sanctions, including FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, fines, injunctions and/or criminal prosecution.

Although Diastat and Mysoline have been approved for marketing by the FDA, we are subject to a number of post-approval requirements. If we seek to make certain changes to an approved product, such as promoting or labeling a product for a new indication, making certain manufacturing changes or adding labeling claims, we will need FDA review and approval before the change can be implemented. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications and, in some cases, for manufacturing and labeling claims, is generally a time-consuming and expensive process that usually requires conducting and submitting clinical studies, and the FDA may not approve any change in a timely fashion, or at all. In addition, certain adverse experiences associated with use of the products must be reported to the FDA, and FDA rules govern how we can label, advertise or otherwise promote our products.

Post-approval clinical studies that are intended to be reported to the FDA in support of a new indication for use or other significant change in the advertising or labeling of a drug may be the subject of an Investigational New Drug Application, or IND. If we conduct these studies, we may be required to conduct them under an IND. The FDA may suspend or terminate an IND study for numerous reasons, including, for example, a determination that the study poses unreasonable risk to the study participants.

In addition, we and the third-party manufacturers on which we rely for the manufacture of our products are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet organization and personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements. The FDA periodically inspects drug manufacturing facilities to evaluate compliance with cGMP requirements.

The FDA granted Diastat orphan drug exclusivity when the drug was approved in 1997. Orphan exclusivity is available for drugs that are intended to treat a condition that affects fewer than 200,000 individuals in the United States, that are the subject of an orphan drug designation and that receive the first FDA approval for the indication for which the drug has orphan designation. When orphan exclusivity is granted, the FDA may not approve any other application to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years. Orphan drug exclusivity does not prevent a competitor from obtaining approval for a different drug for the same indication. Diastat’s orphan drug exclusivity will expire July 29, 2004.

Diastat is also regulated as a controlled substance under the Controlled Substances Act and related regulations, which are administered by the DEA. These regulations require registration of facilities that manufacture, distribute or dispense controlled substances, establish labeling and packaging requirements, require extensive recordkeeping and impose other requirements to ensure appropriate security, control and accounting mechanisms to prevent drug loss and diversion. The DEA conducts periodic inspections of establishments that handle controlled substances. Failure of our manufacturers or distributors to comply with DEA requirements could result, among other consequences, in DEA failure to renew registrations, suspension or revocation of existing registrations, civil penalties, forfeitures or criminal prosecution.

Intellectual Property

We rely on patent, trademark, copyright, trade secret and other laws to protect the proprietary aspects of our business. Diastat is protected by a patent in the United States that expires in 2012. The patent is a formulation patent and does not protect the use of Diastat’s active pharmaceutical ingredient outside the formulation described in the patent. We have a patent application for Diastat pending in Canada. Mysoline is not protected by a patent. We also own registered U.S. trademarks on Diastat and Mysoline and have two trademark applications pending for Diastat and DiaSTAT in Canada. We will continue to assess appropriate occasions for seeking patent and other intellectual property protections for our intellectual property.

In addition, we have trade secrets and other proprietary information in connection with the manufacture of our products. We routinely require our employees, customers and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products or business plans. In addition, we require employees to agree to surrender to us any proprietary information, inventions or other intellectual property relating to our business which they generate or come to possess while employed by us. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products and intellectual property. These precautions may not prevent misappropriation or infringement of our intellectual property.

Third parties may infringe or misappropriate our intellectual property. In addition, other parties may assert infringement claims against us. Although we have not received notice of any alleged infringement, our products may infringe issued patents that may relate to our products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed that relate to our products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert our management’s attention from running our business. This litigation could also require us to enter into license or royalty agreements. These agreements, if required, may not be available on commercially reasonable terms, or at all. Our failure or inability to license new product rights on a timely basis would harm our business.

Employees

As of December 31, 2001, we had 99 full-time employees, comprised of 83 in sales and marketing and 16 in administrative and support services. We have no employees engaged exclusively in product development activities and expect to rely on third-parties for our product development efforts. None of our employees are covered by a collective bargaining agreement. We believe our relations with our employees are good.

Legal Proceedings

We are not a party to any legal proceedings. However, we may be subject to various claims and legal actions arising in the ordinary course of business.

Facilities

Our corporate headquarters are located in San Diego, California, where we occupy approximately 11,000 square feet under a lease expiring in June 2006 at a monthly cost of $23,000, subject to an annual increase of approximately 4%. We believe that our current space is sufficient to support our operations for the foreseeable future.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages as of February 7, 2002 are as follows:

Name	Age	Position(s)
Michael T. Borer	42	President, Chief Executive Officer and Director
John R. Cook	38	Senior Vice President, Corporate Operations and Secretary
James L. Fares	39	Senior Vice President, Commercial Operations
George M. Stuart	38	Vice President, Finance, Chief Financial Officer and Treasurer
James C. Blair, Ph.D.	62	Director
Cam L. Garner	53	Chairman of the Board
David F. Hale	52	Director
Erle T. Mast	39	Director
William R. Ringo, Jr.	56	Director
Sigrid Van Bladel, Ph.D.	36	Director

Michael T. Borer, one of our founders, has served as our Chief Executive Officer and President since our inception. Prior to founding us, Mr. Borer served as Senior Vice President and Chief Financial Officer of Dura Pharmaceuticals, Inc. from 1998 to 2001. Prior to serving as Dura’s Senior Vice President and Chief Financial Officer, Mr. Borer provided services to Dura in several capacities, including as Director of Finance from 1994 to 1996 and General Manager of Dura’s Health Script division from 1996 to 1998. From 1981 to 1993, he held various positions, the last of which was senior manager, with Deloitte & Touche LLP.

John R. Cook, one of our founders, has served as our Senior Vice President, Corporate Operations, since our inception. Prior to founding us, Mr. Cook served as Dura’s Vice President, Associate General Counsel from 1999 to 2001. Prior to joining Dura, Mr. Cook spent 10 years with the law firm Brobeck, Phleger & Harrison LLP, most recently as a partner, where he represented many life science companies.

James L. Fares, one of our founders, has served as our Senior Vice President, Commercial Operations, since February 2001. Prior to founding us, Mr. Fares served as Vice President and General Manager of the neurology division of Elan Pharmaceuticals, Inc. from 1998 to 2001. In 1991, Mr. Fares joined Athena Neurosciences, Inc., where he held various sales and marketing management positions. Athena was acquired by Elan in 1996. Before joining Athena, Mr. Fares spent five years with Merck & Co., Inc. in various sales and marketing management positions.

George M. Stuart, one of our founders, has served as our Vice President, Finance, since April 2001 and our Chief Financial Officer since December 2001. Prior to founding us, Mr. Stuart served as Director of Corporate Accounting with Ligand Pharmaceuticals Incorporated, from 1999 to 2001, where he participated in four new product launches. From 1986 to 1999, Mr. Stuart held various positions with Deloitte & Touche LLP, the last of which was senior manager, where he specialized in emerging growth companies and SEC registrants. Mr. Stuart has been a Certified Public Accountant in California since 1988.

James C. Blair, Ph.D., has served as one of our directors since March 2001. Since 1985, Dr. Blair has served as a managing member of Domain Associates, LLC, a venture capital management company. Dr. Blair is currently a director of Amylin Pharmaceuticals, Inc. and Vista Medical Technologies, Inc., as well as several private companies in the healthcare industry, including three medical device companies, two molecular diagnostic companies and five biopharmaceutical companies.

Cam L. Garner, one of our founders, has served as the Chairman of our Board of Directors since our inception. Prior to founding us, Mr. Garner was the Chairman of Dura’s Board of Directors, a position he held from 1995 to 2001. Mr. Garner was also Dura’s Chief Executive Officer from 1989 to 2001 and Dura’s President from 1990 to 1998. Mr. Garner serves as a director of CardioDynamics International Corporation and Nanogen, Inc. as well as several private companies in the healthcare industry.

David F. Hale, has served as one of our directors since November 2001. Mr. Hale is President and Chief Executive Officer and a director of CancerVax Corporation. Prior to joining CancerVax, Mr. Hale served as President and Chief Executive Officer and as a director of Women First HealthCare, Inc. from 1998 until 2000, and as Chairman, President and Chief Executive Officer of Gensia, Inc. from 1987 to 1997. Mr. Hale is currently Chairman of the Board of LMA North America, Inc., a medical device company, and serves on the boards of directors of several other private companies and non-profit organizations.

Erle T. Mast, has served as one of our directors since February 2002. Mr. Mast is currently the Chief Financial Officer of the Biopharmaceuticals business unit of Elan Corporation, plc, a position he has held since 2000. Prior to joining Elan, Mr. Mast was Vice President, Finance, of Dura from 1997 to 2000. Mr. Mast also served as Vice President, Finance, and Chief Financial Officer for Spiros Development Corp., a medical device company, from 1997 until 2000. From 1984 through 1997, Mr. Mast held various positions, the last of which was a partner, with Deloitte & Touche LLP, where he provided accounting, auditing and business consulting services to companies in various industries, including the healthcare and life science industries. Mr. Mast has been a Certified Public Accountant in California since 1986.

William R. Ringo, Jr., has served as one of our directors since July 2001. In 2001, Mr. Ringo retired from Eli Lilly and Company after serving 28 years in various positions, the most recent of which were President of Oncology and Critical Care Products, a position he held since 1999, and President of Internal Medicine Products from 1998 to 1999. Mr. Ringo also serves as a member of the board of directors of Praecis Pharmaceuticals Incorporated, La Jolla Pharmaceutical Company and Texas Biotechnology Corporation, as well as several private companies in the healthcare industry.

Sigrid Van Bladel, Ph.D., has served as one of our directors since March 2001. In 1994, Dr. Van Bladel joined New Enterprise Associates, a venture capital firm, where she is currently a partner focusing on biopharmaceuticals and medical device companies. Dr. Van Bladel serves on the boards of several private companies in the healthcare industry. Prior to joining New Enterprise Associates, Dr. Van Bladel worked as a management consultant at McKinsey and Company, Inc. and as a research associate with the National Science Foundation of Belgium.

Board of Directors and Committees

Following this offering, our board of directors will consist of seven directors divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected for a three-year term to succeed the directors whose terms are expiring. Messrs. Mast and Ringo will be class I directors whose terms will expire in 2003; Drs. Blair and Van Bladel will be class II directors whose terms will expire in 2004 and Messrs. Borer, Garner and Hale will be class III directors whose terms will expire in 2005.

Our board has a compensation committee and an audit committee, each of which is governed by a charter. The compensation committee is responsible for making recommendations to the board regarding salaries, incentives and other forms of compensation for directors, officers and employees. Dr. Blair and Messrs. Borer and Garner are the current members and Mr. Garner is the chairman of our compensation committee.

The audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. Messrs. Mast, Hale and Ringo are the current members of our audit committee and Mr. Mast is the chairman of our audit committee.

The board may establish, from time to time, other committees to facilitate the management of our business.

In March 2001, we, our principal stockholders and Elan entered into a voting agreement under which we and our principal stockholders have agreed that we would use our best efforts to nominate and elect a nominee of Elan to our board of directors for so long as we continue to have outstanding indebtedness to Elan under our loan agreement with Elan. Elan’s nominee to our board of directors is Mr. Mast, who was elected to our board on February 7, 2002.

Director Compensation

Except for the grant of stock options to our non-employee directors, we do not compensate our directors for their services as directors. Our policy is to make an initial grant of options to purchase 30,000 shares to each non-employee director on the date of the director’s election to the board and to make an additional grant to purchase 7,500 shares on each anniversary of their initial election to the board. All of the initial grants to our directors vest over a four-year period, with 25% of the options vesting on the first anniversary of the date of grant and the remaining options vesting in equal monthly installments during the next 36 months. Options granted to directors on each anniversary of their initial election vest in twelve monthly installments commencing on the date of grant. We also reimburse each of our directors for out-of-pocket expenses incurred in connection with attending board meetings.

In April 2001, we issued options to purchase 30,000 shares of our common stock to each of Drs. Blair and Van Bladel and Mr. Garner at a purchase price of $0.50 per share. In July 2001, we issued options to purchase 30,000 shares of our common stock to Mr. Ringo at a purchase price of $0.50 per share. In November 2001, we issued options to purchase 30,000 shares of our common stock to Mr. Hale at a purchase price of $1.00 per share. In February 2002, we issued options to purchase 30,000 shares of our common stock to Elan in connection with Mr. Mast’s election to our board.

From July through December 2001, Mr. Garner, Domain Associates, L.L.C., of which Dr. Blair is a principal and controlling person, and Mr. Hale exercised options to purchase an aggregate of 90,000 shares of our common stock at their respective purchase prices of $0.50 per share for Mr. Garner and Domain Associates, L.L.C. and $1.00 per share for Mr. Hale. These exercises were made under an “early exercise” right permitting the optionee to exercise the option prior to the time that the options vest for tax reasons. However, prior to the time that the options fully vest, we can repurchase these shares if, in the cases of Mr. Garner’s and Mr. Hale’s shares, they cease to provide service to us and, in the case of Domain Associates, L.L.C.’s shares, Dr. Blair ceases to provide services to us.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Dr. Blair and Messrs. Borer and Garner. No interlocking relationship exists, or has existed in the past, between our board or compensation committee and the board or compensation committee of any other company.

Executive Officers

Each officer serves at the discretion of our board and holds office until his or her successor is appointed or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Executive Compensation

The following table provides summary information concerning compensation earned by or paid to our chief executive officer and each of our other executive officers whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during the period from January 24, 2001 (inception) until December 31, 2001. These individuals are referred to as our named executive officers.

Summary Compensation Table
From January 24, 2001 (inception) through December 31, 2001

	Annual Compensation(1)					Long-Term Compensation Awards
Name and Principal Position(s)	Year	Salary($)	Bonus($)	Other Annual Compensation($)		Securities Underlying Options(#)
Michael T. Borer President and Chief Executive Officer	2001	$182,692	—	—		—

John R. Cook Senior Vice President, Corporate Operations and Secretary	2001	146,154	—	—		—

James L. Fares Senior Vice President, Commercial Operations	2001	164,423	—	$142,847	(2)	50,000

George M. Stuart Vice President, Finance, Chief Financial Officer and Treasurer	2001	110,769	—	—		25,000

(1)
No salaries were paid for the period from inception through March 2001. Annual 2001 salaries for the named individuals are: Mr. Borer, $250,000; Mr. Cook, $200,000; Mr. Fares, $225,000; and Mr. Stuart, $160,000.

(2)	Represents relocation expenses paid by us on behalf of Mr. Fares.

Stock Options

The following tables summarize option grants and exercises during the period from January 24, 2001 (inception) through December 31, 2001 to or by our named executive officers, and the value of the options held by such persons as of December 31, 2001, including the potential realizable value over the 10-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. The assumed 5% and 10% rates of stock appreciation are based on an assumed initial public offering price of $        per share, which is the midpoint of our expected offering range. We have not granted any stock appreciation rights.

From January 24, 2001 (inception) through December 31, 2001, we granted options to purchase up to an aggregate of 554,475 shares, net of cancellations, under our 2001 Stock Plan. All options were granted at exercise prices at or above the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors. Option shares generally vest over four years.

Option Grants
From January 24, 2001 (inception) through December 31, 2001

Name	Number of Securities Underlying Options Granted(#)	Percentage of Total Options Granted to Employees in Fiscal Year(%)	Exercise or Base Price ($/sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%/$		10%/$
Michael T. Borer	—	—	—	—		—		—
John R. Cook	—	—	—	—		—		—
James L. Fares	50,000	9.0%	$1.00	2011	$		$
George M. Stuart	25,000	4.5%	1.00	2011

Aggregate Option Exercises in Period from January 24, 2001 (inception) through December 31, 2001 and Option Values at December 31, 2001

The following table describes for the named executive officers their option exercises for the period from January 24, 2001 (inception) through December 31, 2001, and exercisable and unexercisable options held by them as of December 31, 2001. The value realized and the value of unexercised in-the-money options at December 31, 2001 are based on an assumed initial public offering price of $             per share, which is the midpoint of our expected offering range, less the per share exercise price, multiplied by the number of shares issued or issuable, as the case may be, upon exercise of the option. All options were granted under our 2001 Stock Plan.

Name	Shares Acquired on Exercise (#)	Value Realized($)	Number of Securities Underlying Unexercised Options at December 31, 2001(#)		Value of Unexercised In-the-Money Options at December 31, 2001($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael T. Borer	—	—	—	—	—	—
John R. Cook	—	—	—	—	—	—
James L. Fares	—	—	50,000	0		$—
George M. Stuart	—	—	25,000	0		—

Stock Plans

We adopted our 2001 Stock Plan in March 2001. Our 2002 Stock Plan will replace our 2001 Stock Plan immediately upon the closing of this offering, at which time we will transfer all remaining shares reserved for grant under the 2001 Stock Plan to the 2002 Stock Plan. Thereafter, we will cease making grants under the 2001 Stock Plan. The aggregate number of shares available for grant under the 2002 Stock Plan, including all shares transferred from our 2001 Stock Plan, initially will be 2,000,000. Under the terms of the 2002 Stock Plan, the number of shares subject to the plan will increase each year in an amount equal to the lesser of 1% of our then outstanding capital stock or an amount determined by our board. The plans are designed to assist us in recruiting, retaining and motivating our employees, non-employee directors and independent contractors. Under these plans we can grant:

•	restricted shares, which are shares of our common stock granted to an individual that vest over a period of time and may also be restricted as to sale, assignment or other transfer;

•	stock units, which are unfunded contractual rights to receive an amount based on the value of our common shares;

•	incentive stock options, which are options to purchase shares of our common stock that are designed to receive favorable tax treatment under the Internal Revenue Code of 1986, or the Code;

•	non-qualified stock options, which are options to purchase shares of our common stock that are not designed to receive favorable tax treatment under the Code; and

•	stock appreciation rights, which are rights to receive the appreciation, if any, in the value of a share of our common stock between the date of grant and the date of exercise.

Our compensation committee administers the plan and has the authority to determine to whom options will be granted and shares will be sold, the number of shares and the exercise and vesting terms.

Options granted under the plan are subject to the following terms:

•
options are exercisable within the times or upon the events as determined by the compensation committee and described in each grant; each option must become exercisable within 10 years from the date of grant, and no incentive stock option granted to a 10% or greater stockholder shall be exercisable after the expiration of five years from the date the option was granted;

•
the exercise price of any non-qualifying option must be at least 85%, or for non-employee directors at least 100%, of the fair market value of the shares on the date the option is granted and the exercise price of an incentive stock option must be at least 100%, or for 10% stockholders at least 110% of the fair market value on the date the option is granted;

•	unless the stock option grant states differently, options granted under the plan terminate and may not be exercised if the optionee ceases to render service to us or our affiliates; and

•
upon the occurrence of a change of control event, the surviving entity must either assume or substitute for the options granted under the plan or pay cash or cash equivalents in settlement of the full value of outstanding options or, in the alternative, the options become fully vested and exercisable.

As of December 31, 2001:

•	options to purchase 345,500 shares were issued and outstanding; and

•	options to purchase 208,975 shares had been exercised.

Employment Agreements and Change in Control Arrangements

We do not have any employment agreements with our executive officers. All of our executive officers have purchased common stock from us pursuant to agreements that, except as described below, permit us to repurchase any unvested shares at the initial purchase price of $0.0025 per share if the individual’s service with us is terminated. The individuals will acquire a vested interest in 25% of their common stock between January and March 2002, and the remaining shares of common stock will vest in successive equal monthly installments over the following 36 months so long as the individual continues to be a service provider to us. An individual will continue to be a service provider if he continues to provide periodic services to us as an employee, director or consultant. Our repurchase right also will terminate immediately with respect to all unvested shares of an individual if:

•	we are acquired by or merge into another company;

•	the individual dies or suffers a permanent or total disability;

•	we terminate the individual’s employment for any reason other than his conviction of a felony, act of fraud or embezzlement or willful failure to perform his duties; or

•
the individual terminates his service because his responsibilities, base salary or total cash compensation are reduced, we relocate our corporate offices or we breach our agreement with the individual.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our certificate of incorporation and bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

We have entered into agreements to indemnify each of our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. In addition, we maintain directors’ and officers’ liability insurance. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

RELATED-PARTY TRANSACTIONS

Since our inception, there has not been any transaction or series of transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the following:

In January 2001, we sold and issued to Mr. Borer 1,800,000 shares of our common stock, Mr. Garner 700,000 shares of our common stock and Mr. Cook 1,100,000 shares of our common stock. In February 2001, we sold and issued to Mr. Fares 650,000 shares of our common stock. In March 2001, we sold and issued to Mr. Stuart 150,000 shares of our common stock. All of these sales occurred at a price of $0.0025 per share.

During 2001, we paid $142,847 in relocation related expenses on behalf of Mr. Fares.

In March 2001, we sold 14,000,000 shares of our convertible preferred stock for net proceeds of $69.6 million. Upon completion of this offering, each share of our convertible preferred stock will convert into one share of our common stock. Several of our officers and directors and Elan purchased shares of our convertible preferred stock in this offering. These affiliates purchased the shares at the same price and on the same terms and conditions as the unaffiliated investors in the private financing. The following table summarizes purchases, valued in excess of $60,000, of shares of our convertible preferred stock by our directors, executive officers and 5% stockholders:

Purchaser	Number of Shares

Domain Partners V, L.P. and its affiliate(1)	5,118,000
New Enterprise Associates 10, Limited Partnership and its affiliate(2)	5,000,000
Elan International Services Ltd.	3,000,000
Michael T. Borer	100,000
John R. Cook	19,000
Cam L. Garner	60,000
David F. Hale	20,000

(1)	Includes 5,000,000 shares beneficially owned by Domain Partners V, L.P. and 118,000 shares beneficially owned by DP V Associates, L.P., an affiliate of Domain Partners V.
(2)
Includes 4,997,400 shares beneficially owned by New Enterprise Associates 10, Limited Partnership and 2,600 shares beneficially owned by NEA Ventures 2001, L.P., an affiliate of New Enterprise Associates 10.

In March 2001, we entered into acquisition agreements, loan agreements and security agreements with Elan. These arrangements are described in more detail under “Business—Material Agreements.” In March 2001, we also entered into a voting agreement with Elan. This arrangement is described in more detail under “Management—Board of Directors and Committees.”

In June 2001, we entered into a letter agreement with Elan in which Elan agreed to purchase a number of shares of our stock so that, through the closing of this offering, Elan will own not less than 15% of our outstanding capital stock on a fully-diluted basis. As a result, Elan will purchase            shares of our common stock concurrent with the closing of this offering at the initial public offering price. Erle T. Mast, the Chief Financial Officer of the Biopharmaceuticals business unit of Elan Pharmaceuticals, plc, became one of our directors on February 7, 2002. Prior to this offering, no Elan director or officer had any direct or indirect beneficial ownership interest in us.

Stock option grants to our directors are described under “Management—Director Compensation.”

We have entered into indemnification agreements with all of our officers and directors. Some of our stockholders are entitled to have their shares registered by us for resale.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2001 by:

•	each person or entity, or group of affiliated persons, known to us to own beneficially more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to our shares. Except as otherwise indicated and subject to applicable community property laws, each person has sole investment and voting power with respect to the shares shown. Ownership information is based upon information furnished by the individuals or entities. Percentage ownership before the offering is based on 18,728,975 shares of common stock outstanding as of December 31, 2001, assuming conversion of all of our convertible preferred stock and after the offering, is based on                 shares of our common stock outstanding assuming our sale of          shares in this offering and the purchase by Elan of                 shares of common stock. Unless otherwise indicated, the address for the following stockholders is Xcel Pharmaceuticals, Inc., 6363 Greenwich Drive, Suite 100, San Diego, CA 92122.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2001 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Domain Partners V, L.P. and affiliates(1) One Palmer Square, Suite 515 Princeton, NJ 08542	5,148,000	27.44%	5,148,000%
New Enterprise Associates and affiliates(2) 1119 St. Paul Street Baltimore, MD 21202	5,030,000	26.81	5,030,000
Elan International Services Ltd.(3) 102 St. James Court Flatts, Smiths, Fl04, Bermuda	3,030,000	16.15
Michael T. Borer	1,900,000	10.15	1,900,000
John R. Cook	1,119,000	5.98	1,119,000
James L. Fares	709,000	3.78	709,000
George M. Stuart	179,000	*	179,000	*
James C. Blair, Ph.D.(1)	5,148,000	27.44	5,148,000
Cam L. Garner	715,000	3.81	715,000
David F. Hale	50,000	*	50,000	*
Erle T. Mast(3)	3,030,000	16.15
William R. Ringo, Jr.(4)	30,000	*	30,000	*
Sigrid Van Bladel, Ph.D.(2)	5,030,000	26.81	5,030,000
All Directors and Executive Officers as a Group (10 Persons)(5)	17,910,000	94.79	17,910,000

*	Less than 1%
(1)	Includes 5,000,000 shares owned by Domain Partners V, L.P. and 118,000 shares owned by DP V Associates, L.P. James C. Blair, Ph.D, one of our directors, is a general partner of One Palmer Square

Associates V, L.L.C., the general partner of Domain Partners V, L.P. and DP V Associates, L.P. Dr. Blair shares voting and investment power with respect to these shares and disclaims beneficial ownership of these shares except to the extent of his proportionate interest therein. Also includes 30,000 shares owned by Domain Associates, L.L.C. Domain Associates, L.L.C. is the manager of Domain Partners V, L.P. and DP V Associates, L.P. and has the same managing members as One Palmer Square Associates V, L.P. Dr. Blair is a managing member of Domain Associates, L.L.C., shares voting and investment power with respect to these shares, and disclaims beneficial ownership of these shares except to the extent of his proportionate interest therein.

(2)
Includes 4,997,400 shares held by New Enterprise Associates 10, Limited Partnership, 2,600 shares held by NEA Ventures 2001, L.P. and 30,000 shares subject to an option that is exciseable at any time issued to Sigrid Van Bladel, Ph.D., a member of our board of directors. Dr. Van Bladel is a partner of New Enterprise Associates but does not have voting or dispositive power with respect to the shares held by New Enterprise Associates 10, Limited Partnership or NEA Ventures 2001, L.P. Therefore, Dr. Van Bladel disclaims beneficial ownership of these shares, except to the extent of her proportionate interest therein. The New Enterprise Associates entities disclaim beneficial ownership of the 30,000 shares subject to the option held by Dr. Van Bladel.

(3)
Shares owned prior to the offering include 3,000,000 shares held by Elan International Services Ltd. and 30,000 shares subject to an option that we issued to Elan in connection with the election of Erle T. Mast to our board of directors on February 7, 2002. This option is exercisable at any time. Shares owned after the offering include 3,000,000 shares held by Elan International Services Ltd., 30,000 shares subject to an option issued to Elan and         shares to be purchased by Elan concurrent with the closing of this offering at the initial public offering price.

(4)	Includes 30,000 shares subject to an option issued to Mr. Ringo that is exercisable at any time.
(5)	Includes the shares and information contained in notes 1 through 4 above.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock and provisions of our amended and restated certificate of incorporation and our bylaws as in effect upon the closing of this offering. This description is only a summary. You should also refer to the amended and restated certificate of incorporation and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the receipt of the requisite board and stockholder approvals and upon the closing of this offering in accordance with the terms of the amended and restated certificate of incorporation.

Upon completion of this offering, and after giving effect to the conversion of all outstanding convertible preferred stock into common stock and the amendment of our certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value. As of December 31, 2001, there were 18,728,975 shares of our common stock outstanding and held of record by 58 stockholders, assuming conversion of our outstanding convertible preferred stock which will occur upon the closing of this offering.

Common Stock

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to the following:

Dividends.    Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine, subject to any preferential dividend rights of any outstanding preferred stock.

Voting.    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting for the election of directors is not authorized by our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Preemptive rights, conversion and redemption.    The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Liquidation, dissolution and winding-up.    Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment therefore, duly and validly issued, fully paid and non-assessable.

Options

As of December 31, 2001, options to purchase a total of 345,500 shares of common stock were outstanding, all of which are subject to market stand-off provisions under the terms of the 2001 Stock Plan under which these options were granted. Options to purchase a total of 925,525 shares of common stock remain available for grant under the 2001 Stock Plan. Following this offering, options to purchase, or other equity-based awards with respect to, 2,000,000 shares of our common stock will be available under our 2002 Stock Plan and we will cease issuing options under our 2001 Stock Plan.

Preferred Stock and Bylaw Provisions

Our board of directors is authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors can also fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may:

•	delay, defer or prevent a change in control;

•	discourage bids for the common stock at a premium over the market price of our common stock;

•	adversely affect the voting and other rights of the holders of our common stock; and

•
discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Upon the closing of this offering, there will be no shares of our preferred stock outstanding. We have no current plans to issue any shares of preferred stock.

Our bylaws provide that:

•	all stockholder action must be taken at a stockholders’ meeting;

•	special meetings of stockholders may only be called by the chairman of the board, the chief executive officer or the board of directors; and

•	our board of directors is divided into three classes, with each class serving a staggered three-year term.

The provisions described above, together with the ability of our board of directors to issue preferred stock, may have the effect of deterring a hostile takeover or delaying a change in our control or management.

Registration Rights

Upon completion of this offering, the holders of 14,000,000 shares of common stock issuable upon conversion of the convertible preferred stock have the right to cause us to register these shares under the Securities Act of 1933 as follows:

•
Demand Registration Rights.    At any time after six months following this offering, the holders of at least 4,200,000 of these shares may request that we register all or part of their shares so long as the aggregate proceeds from the sale of the shares is expected to total at least $10 million.

•	Piggyback Registration Rights. The holders of these shares may request that we register their shares any time we file a registration statement for our own account or for the account of others.

•
S-3 Registration Rights.    The holders of these shares have the right to request registrations on Form S-3 if we are eligible to use Form S-3, have not already effected two S-3 registrations within the past 12 months, and if the aggregate proceeds from the registration will be at least $2,500,000.

Registration of shares of common stock pursuant to the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act of 1933 would result in these shares becoming freely tradable without restriction under such Act immediately upon the effectiveness of such registration. All holders with registrable securities have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the consent of Salomon Smith Barney Inc.

We will pay all registration expenses, other than underwriting discounts and commissions, in connection with any demand, piggyback or S-3 registration. The registration rights terminate five years following completion of this offering, or, with respect to each holder of registrable securities, when the holder can sell all of the holder’s shares in any 90-day period under Rule 144 under the Securities Act of 1933.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law which, subject to some exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as any entity or person who, together with his or her affiliates and associates owns, or within three years did own, beneficially 15% or more of the outstanding voting stock of the corporation. The term business combination includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                                .

Listing

We have applied to have our common stock included for quotation on The Nasdaq National Market under the symbol “XCEL.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could cause the market price of our common stock to decline.

When this offering is completed, we will have a total of              shares of common stock outstanding, assuming no exercise of outstanding options prior to completion of this offering. The             shares offered by this prospectus will be freely tradable, unless they are purchased by our affiliates as defined in Rule 144 under the Securities Act of 1933. The remaining              shares, including the              shares being purchased by Elan concurrent with the closing of this offering, are restricted, which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from such registration, such as provided through Rule 144, Rule 144(k) or Rule 701.

Eligibility of Restricted Shares for Sale in the Public Market

All of our officers and directors and all of our stockholders are subject to lock-up provisions under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Salomon Smith Barney Inc.

Rule 144

In general, under Rule 144 a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner of the shares who is not an affiliate, is entitled to sell within any three month period a number of our shares of common stock that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will equal approximately shares upon completion of this offering; or

•
the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the date on which a notice of sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144 and subject to volume limitations,              of the restricted shares will be eligible for sale beginning 180 days after the date of this prospectus, and the remaining restricted shares will become eligible for sale at various times thereafter.

Rule 144(k)

A person who is not deemed an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner of the shares who is not an affiliate, will be entitled to sell shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions on public information or notice requirements of Rule 144. However, affiliates must always sell pursuant to Rule 144, and not Rule 144(k), even after the applicable holding periods have been satisfied.

Rule 701

In general, under Rule 701 of the Securities Act of 1933 as currently in effect, any of our employees, consultants or advisors who purchases securities, including options, from us before the date of this prospectus through our 2001 Stock Plan or through some other written agreement is eligible to resell those shares, including shares issued upon the exercise of options, 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the holding period, public information and volume restrictions contained in Rule 144. As of December 31, 2001, 208,975 of our outstanding shares of common stock had been issued in reliance on Rule 701 as a result of the exercise of stock options. All of these shares are subject to contractual 180-day lock-up restrictions.

Registration of Option Shares

Following this offering, we intend to file a registration statement under the Securities Act of 1933 covering shares of common stock issued upon the exercise of or subject to outstanding options issued or issuable under our 2001 Stock Plan and our 2002 Stock Plan. Based on the number of shares issued upon the exercise of or subject to outstanding options at December 31, 2001 under our 2001 Stock Plan and the 2,000,000 shares of common stock that will be available for issuance under our 2002 Stock Plan following the closing of this offering, this registration statement would cover approximately 2,554,475 shares. This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to vesting restrictions with us and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the contractual 180-day lock-up restrictions described above.

UNDERWRITING

Salomon Smith Barney Inc. is acting as sole book running manager of the offering. Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Rothschild LLC and Thomas Weisel Partners LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Salomon Smith Barney Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
ABN AMRO Rothschild LLC
Thomas Weisel Partners LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $         per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $         per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must, subject to specified conditions, purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors and holders of all of our existing outstanding stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers, employees or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered by this prospectus. We have agreed to indemnify the underwriters against some liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with the sales of directed shares.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial offering price for our shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which our shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering. The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

We have applied to have our common stock included for quotation on The Nasdaq National Market under the symbol “XCEL.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total Paid by Xcel
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of the shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses, excluding underwriting discounts and commissions, of this offering will be approximately $                .

The representative and its affiliates may, in the future, perform various investment banking and advisory services for us from time to time, for which they will receive customary fees. The representative may, from time to time, engage in transactions with and perform services for us in the ordinary course of our business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus are being passed upon for us by Pillsbury Winthrop LLP, San Diego, California. An entity in which attorneys and former attorneys of Pillsbury Winthrop LLP are members owns an aggregate of 20,000 shares of our common stock. Selected legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, San Diego, California.

EXPERTS

The financial statements of Xcel Pharmaceuticals, Inc. as of December 31, 2001, and for the period January 24, 2001 (inception) through December 31, 2001, included in this prospectus and from which the Selected Financial Data for the period January 24, 2001 (inception) through December 31, 2001, included in this prospectus have been derived, and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement. Such financial statements, financial statement schedule and “Selected Financial Data” have been included herein and elsewhere in the Registration Statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Diastat and Mysoline Statement of Assets Acquired and Liabilities Assumed of Xcel Pharmaceuticals, Inc. as of March 31, 2001, included in this prospectus, has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such financial statement has been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Diastat and Mysoline Statements of Product Contribution for the years ended December 31, 1999 and 2000 and for the period January 1, 2001 through March 31, 2001 of Elan Corporation, plc, included in this prospectus, and from which the Selected Financial Data for the period December 31, 1999 and 2000 and for the period January 1, 2001 through March 31, 2001, included in this prospectus have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such financial statements, and “Selected Financial Data” have been included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Xcel and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1–800–SEC–0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the web site of the SEC referred to above.

XCEL PHARMACEUTICALS, INC.

XCEL PHARMACEUTICALS, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Xcel Pharmaceuticals, Inc.:

We have audited the accompanying balance sheet of Xcel Pharmaceuticals, Inc. as of December 31, 2001 and the related statements of operations, stockholders’ equity, and cash flows for the period January 24, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Xcel Pharmaceuticals, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the period January 24, 2001 (inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

San Diego, California
January 31, 2002
(February 7, 2002 as to Note 12)

XCEL PHARMACEUTICALS, INC.

BALANCE SHEET
As of December 31, 2001
(in thousands, except share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$19,487
Accounts receivable, net	2,915
Inventories	3,891
Product acquisition receivable	1,521
Prepaid expenses and other current assets	803

Total current assets	28,617
Property and equipment, net	916
Product rights, net	142,373

Total assets	$171,906

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,231
Accrued expenses and other current liabilities	11,293

Total current liabilities	12,524
Long-term debt	99,000

Total liabilities	111,524

Commitments and contingencies (Notes 3, 4, 5, 8 and 10)
Stockholders’ equity:
Convertible preferred stock, $0.0001 par value; 33,000,000 shares authorized; 14,000,000 shares issued and outstanding (liquidation preference of $140,000)	1
Common stock, $0.0001 par value; 43,000,000 shares authorized; 4,728,975 shares issued and outstanding	1
Additional paid-in capital	71,272
Deferred stock-based compensation	(1,376)
Accumulated deficit	(9,516)

Total stockholders’ equity	60,382

Total liabilities and stockholders’ equity	$171,906

The accompanying notes are an integral part of these financial statements.

XCEL PHARMACEUTICALS, INC.

STATEMENT OF OPERATIONS

For the period January 24, 2001 (inception) through December 31, 2001
(in thousands, except per share amounts)

Net sales	$14,124
Operating costs and expenses:
Cost of sales	3,285
Selling, general and administrative	11,224
Product rights amortization	5,808

Total operating costs and expenses	20,317

Operating loss	(6,193)

Other income (expense):
Interest expense	(3,996)
Interest income	673

Total other income (expense)	(3,323)

Net loss	$(9,516)

Pro forma net loss per common share:
Basic and diluted	$(2.12)

Pro forma weighted average common shares outstanding:
Basic and diluted	4,487

The accompanying notes are an integral part of these financial statements.

XCEL PHARMACEUTICALS, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

For the period January 24, 2001 (inception) through December 31, 2001
(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock-based Compensation	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Proceeds from issuance of common stock to founders	—	$ —	4,520,000	$1	$10	$—	$—	$11
Net proceeds from issuance of preferred stock	14,000,000	1	—	—	69,633	—	—	69,634
Net proceeds from exercise of stock options	—	—	208,975	—	121	—	—	121
Deferred stock-based compensation	—	—	—	—	1,508	(1,508)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	132	—	132
Net loss	—	—	—	—	—	—	(9,516)	(9,516)

Balance at December 31, 2001	14,000,000	$1	4,728,975	$1	$71,272	$(1,376)	$(9,516)	$60,382

The accompanying notes are an integral part of these financial statements.

XCEL PHARMACEUTICALS, INC.

STATEMENT OF CASH FLOWS

For the period January 24, 2001 (inception) through December 31, 2001
(in thousands)

Operating Activities:
Net loss	$(9,516)
Adjustments to reconcile net loss to net cash provided by operating activities:
Product rights amortization	5,808
Stock-based compensation	132
Depreciation	189
Changes in assets and liabilities, net of assets acquired and liabilities assumed related to product acquisitions:
Accounts receivable	(2,915)
Inventories	1,279
Prepaid expenses and other current assets	(803)
Accounts payable	1,231
Accrued expenses and other current liabilities	4,733

Net cash provided by operating activities	138

Investing Activities:
Purchase of product rights	(60,500)
Proceeds from product purchase price adjustments	10,881
Purchase of property and equipment	(1,105)

Net cash used in investing activities	(50,724)

Financing Activities:
Net proceeds from issuance of convertible preferred stock	69,634
Proceeds from issuance of common stock to founders	11
Net proceeds from exercise of stock options	121
Proceeds from product financing	500
Payment on product financing	(193)

Net cash provided by financing activities	70,073

Net increase in cash and cash equivalents	19,487
Cash and cash equivalents, inception	—

Cash and cash equivalents, end of period	$19,487

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$3,990

Non-cash Investing and Financing Activities:
Notes issued to acquire products	$99,000

Obligation for product inventories	$5,170

Product acquisition receivable	$1,521

The accompanying notes are an integral part of these financial statements.

XCEL PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Description of Business

Xcel Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is a specialty pharmaceutical company that acquires and markets prescription products in focused therapeutic markets in the United States. The Company’s initial market is neurology, the treatment of diseases that affect the nervous system. The Company was formed on January 24, 2001. The Company acquired its initial products, Diastat® and Mysoline®, on March 31, 2001 and April 1, 2001, respectively, from two affiliates of Elan Corporation, plc (Elan Corporation, plc and its affiliates are collectively referred to as “Elan”). The Company had no substantive operations prior to the acquisition of the products. The Company acquired exclusive worldwide rights to Diastat. Diastat is the only drug approved in the United States for the acute treatment of seizures outside of a hospital setting. The Company acquired exclusive rights in the United States to Mysoline. Mysoline is an oral prescription medication that has been used since the early 1950’s for the chronic treatment of seizures associated with epilepsy. The Company’s strategy is to increase sales of its current products through targeted sales and marketing efforts, to acquire additional products in neurology that leverage its existing sales organization, to acquire additional products in other focused markets, and to develop product enhancements. The Company promotes its products nationwide through its sales organization of approximately 80 professionals. Third parties manufacture and provide distribution services for the Company’s products.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company sells its products to wholesale drug distributors who generally sell the products to retail pharmacies, hospitals and other institutional customers. Product sales are recognized when the products are received by the wholesaler, which represents the point when the risks and rewards of ownership have been transferred to the customer. The Company invoices wholesalers at its wholesale list price. Sales are shown net of discounts, rebates, chargebacks, and returns which are estimated based on Elan’s historical experience with the products. Chargebacks represent the difference between the wholesale list price and the estimated contractual sales price.

Cost of Sales

Cost of sales includes primarily third-party product manufacturing and distribution costs, and royalties due to third parties under separate royalty arrangements ranging from 5% to 10% of net sales. The royalty requirements were assumed with the acquisition of the products. During the period ended December 31, 2001, royalty expense totaled $1,059,000.

Cash and Cash Equivalents

The Company considers only those investments that are highly liquid and readily convertible to cash with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company extends credit on an uncollateralized basis to wholesalers throughout the United States. The Company has not experienced any credit losses on its accounts. The Company’s three largest customers accounted for approximately 89% of accounts receivable at December 31, 2001. The following table presents a summary of sales to significant customers that individually accounted for more than 10% of net sales for the period ended December 31, 2001:

McKesson HBOC, Inc.	38%
AmerisourceBergen Corporation	27%
Cardinal Health, Inc.	19%

Segment Reporting

The Company operates in a single segment, the sale and marketing of prescription drugs.

Inventories

Inventories consist of purchased pharmaceutical products from third-party manufacturers and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Product Rights

The costs of acquiring the Company’s products were capitalized and are being amortized on a straight-line basis over the estimated periods to be benefited of 20 years. Useful lives are estimated by management based on factors such as market size and growth trends, barriers to competitive entry, stability of therapeutic class and strength of competing products.

Impairment of Long-Lived Asset

The Company periodically evaluates the recoverability of long-lived assets as well as the related useful lives to determine whether facts and circumstances warrant adjustments to the carrying values and/or estimates of useful lives. This evaluation is performed using the estimated projected future undiscounted cash flows associated with the asset over its remaining useful life compared to the asset’s carrying amount to determine if a write-down is required. When impairment is indicated for long-lived assets, the amount of impairment loss is the excess of net book value over fair value as approximated using discounted cash flows.

Fair Value of Financial Instruments

The carrying amount of cash, cash equivalents, receivables, accounts payable and accrued expenses and other current liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. It is not practicable to estimate the fair value of the Company’s long-term debt because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amount recorded at December 31, 2001 approximates the corresponding fair value.

Pro Forma Net Loss Per Common Share

As of December 31, 2001, all of the Company’s outstanding common stock had been issued to the Company’s employees and members of its board of directors and is subject to repurchase by the Company

(Notes 5 and 6). The Company has the option to repurchase the unvested shares of stock upon the termination of the holder’s services to the Company. None of the Company’s outstanding common shares were vested as of December 31, 2001. Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share,” such shares are considered contingently returnable and are included in basic earnings per share only when issuance of the shares is no longer contingent. Because all of the outstanding common shares are subject to repurchase, net loss per common share is not meaningful. Pro forma basic and diluted net loss per common share is computed assuming that all of the Company’s common shares are fully vested and no longer subject to repurchase at December 31, 2001. Basic and diluted pro forma net loss per share amounts are equivalent for the period presented as the inclusion of common stock equivalents in the number of shares used for the diluted computation would be anti-dilutive. Pro forma weighted average common shares outstanding for the period ended December 31, 2001 excludes 14,000,000 shares of common stock issuable upon the conversion of the convertible preferred stock and 345,500 shares of common stock issuable upon the exercise of stock options.

Unaudited Adjusted Pro Forma Net Loss Per Common Share Assuming Conversion of Preferred Stock

The following unaudited adjusted pro forma basic and diluted net loss per common share assuming conversion of preferred stock has been computed to give effect to the conversion of the convertible preferred stock that will convert to common stock upon the closing of the Company’s initial public offering, using the as-if-converted method on pro forma net loss per common share (shares in thousands).

Unaudited adjusted pro forma net loss per common share assuming conversion of preferred stock:
Basic and diluted	$(0.60)

Unaudited adjusted pro forma weighted average common shares outstanding assuming conversion of preferred stock:
Basic and diluted	15,777

Accounting for Stock-Based Compensation

The Company accounts for stock options granted to its employees and members of its board of directors in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, and with the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation.”

The Company accounts for stock options granted to non-employee consultants in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires all business combinations to be accounted for under the purchase method of accounting. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for under the purchase method of accounting for which the date of acquisition is July 1, 2001, or later. The Company has not been involved in any business combinations.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company’s product rights are intangible assets with finite lives that are being amortized over 20 years.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” that replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect SFAS No. 144 to have a material impact on the measurement of its long-lived assets.

2.    Balance Sheet Details (in thousands)

Accounts receivable:
Trade accounts receivable	$3,015
Allowance for doubtful accounts	(100)

Accounts receivable, net	$2,915

Property and equipment:
Office furniture and equipment	$752
Computer hardware and software	353
Accumulated depreciation	(189)

Property and equipment, net	$916

Accrued expenses and other current liabilities:
Obligation for product inventories	$5,170
Employee compensation and benefits	1,604
Rebate obligation	1,512
Product return allowance	1,132
Accrued royalties	603
Chargeback obligation	488
Product financing obligation	313
Other	471

Total accrued expenses and other current liabilities	$11,293

3.    Long-Term Debt

Long-term debt represents the amount due for the products acquired from Elan (see Note 4). The $99 million in product acquisition financing bears interest at 7% per annum with payments of interest only due quarterly through March 31, 2004. Interest and principal payments are then due quarterly through December 31, 2007 with a final balloon payment due March 31, 2008.

The Company also has access to a $10 million credit line with Elan, which can be drawn upon through March 31, 2002. Any draws on the credit line will bear interest at 7% per annum with payments of interest only due quarterly through March 31, 2003. Interest and principal payments are then due quarterly through March 31, 2007. No amounts had been drawn on this facility as of December 31, 2001.

In connection with this debt, the Company has granted to Elan a security interest in all the assets the Company purchased from Elan. Elan is also protected by various loan covenants and other rights that, if breached by the Company, even in the absence of a payment default, will entitle Elan to foreclose on its security interest and reacquire the purchased assets without payment or refund to the Company. These covenants include not taking any of the following actions without Elan’s consent: engaging in a material line of business outside of the pharmaceutical business; selling, leasing or disposing of substantially all of the Company’s assets or any of the collateral; acquiring all or substantially all of the assets of others; merging with or consolidating into other parties; and making certain distributions to our stockholders. The Company is also required to comply with certain financial covenants beginning with the quarter ending June 30, 2002.

The Company also agreed to limit its borrowings from third parties without Elan’s consent. Generally, the Company cannot have debt outstanding, other than the debt owed to Elan and debt incurred for product acquisitions, in excess of $3 million until the obligation for product inventories (Note 4) is repaid at which time such amount increases to $6.5 million.

Principal payments under long-term debt are due as follows (in thousands):

Period ending December 31,
2004	$10,607
2005	14,143
2006	14,143
Thereafter	60,107

Total	$99,000

Interest payments to Elan for the period ended December 31, 2001 were $4 million.

4.    Product Agreements

On March 31, 2001 and April 1, 2001, the Company entered into product acquisition agreements with Elan for the purchase of Diastat and Mysoline, respectively. Under the terms of the agreements, the Company made initial cash payments of $61 million and incurred $99 million in long-term debt for the acquisition of the product rights and certain manufacturing equipment. The Company allocated $500,000 of the purchase price to the manufacturing equipment. The product acquisition agreements provided for quarterly purchase price adjustments through the quarter ended December 31, 2001 to the extent the Company’s reported product revenues differed from product revenues based on total prescriptions for the Company’s products. The Company accounts for the change in amortization related to purchase price adjustments prospectively from the date of adjustment. As of December 31, 2001, the Company had recorded a $12.4 million reduction in the purchase price related to this provision. As of December 31, 2001, the Company had received cash payments of $10.9 million and recorded a receivable of $1.5 million under the purchase price adjustment provision, which is to be received in February 2002. As part of the product acquisition agreements, the Company also acquired $5.2 million in product inventories, with payment due by March 31, 2002.

Under the terms of the acquisition agreements, Elan is responsible for the payment and processing of rebates, chargebacks, and returns related to sales of the products by Elan prior to the acquisition of the products by the Company up to contractually specified amounts and time periods. The Company recorded an estimated $1 million liability related to this provision upon the acquisition of the products.

In June 2001, the Company and Elan entered into an agreement whereby Elan agreed to make payments to the Company through December 31, 2010 based on the net sales of Elan’s product Zanaflex. In exchange, the Company and Elan amended the original product acquisition agreements to provide for payments from the Company to Elan through December 31, 2015 based on the net sales of Mysoline. The payments from Elan to the Company range from 5% to 10% of Zanaflex net sales and are subject to contractually agreed upon maximum annual payments. The payments from the Company to Elan equal 20% of the first $8 million of Mysoline annual net sales and 5% of Mysoline annual net sales between $8 million and $25 million. This product financing has an imputed interest rate of approximately 7% based on the Company’s current estimates of the total net payments over the term of the financing. During 2001, the Company received $500,000 from Elan and made payments of $193,000 to Elan under this financing. As of December 31, 2001, the net obligation of $307,000 and accrued interest payable of $6,000 are included in product financing within other current liabilities. The related accrued interest expense of $6,000 is included in interest expense in the statement of operations. In January 2002, the Company made a $302,000 payment to Elan.

5.    Stockholders’ Equity

Convertible Preferred Stock

On March 30, 2001, the Company raised net proceeds of $69.6 million through the issuance of 14,000,000 shares of preferred stock at $5 per share. Elan purchased 3 million shares of preferred stock representing a 16.0% ownership interest in the Company based on outstanding common and preferred stock as of December 31, 2001. Each share of preferred stock is entitled to one vote. The preferred stock is convertible into common stock on a one-for-one basis and automatically converts upon a public offering of the Company’s common stock at a per share price of not less than $10 and an aggregate offering price of not less than $60 million.

In addition, the preferred stockholders have a liquidation preference of $10 per share in the event of a liquidation, dissolution or winding up of the Company, anti-dilution protection in the event of certain future issuances of equity at a price below the conversion price, an annual dividend of $0.35 per share payable in preferred stock beginning October 1, 2003 to the extent the preferred stock has not been converted on or before September 30, 2003, protective provisions requiring the approval of a majority of the preferred stockholders for various events impacting the rights of the preferred stockholders, and rights of first refusal for certain preferred stockholders on future sales of equity.

Upon completion of the distribution in full of the preferred liquidation preference described above, the remaining assets of the Company would be distributed ratably among the holders of common stock until such holders have received an aggregate distribution of $60 million. Any remaining assets would be ratably distributed among the common and preferred stockholders.

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all preferred stock.

During the period from inception through March 2, 2001, the Company issued 4.52 million shares of common stock to its founders at $0.0025 per share under restricted stock purchase agreements. Under the terms of the purchase agreements, the Company has the option to repurchase unvested shares of stock upon the termination of the holder’s services to the Company at the purchase price. The number of shares subject to repurchase is reduced by  1/4th of the initial number subject to repurchase after one year of service and  1/48th of such number for each subsequent month that services are provided to the Company. As of December 31, 2001, all issued shares of common stock were subject to repurchase.

6.    Stock Options

2001 Stock Plan

The Company’s 2001 Stock Plan (the “2001 Plan”) provides for the grant of incentive and nonqualified stock options to officers, directors, employees, and consultants. The Company reserved 1,480,000 shares of common stock for issuance under the 2001 Plan. The Company’s board of directors has the sole authority to determine the meaning and application of the terms of the 2001 Plan, the persons to whom option grants are made, the nature and amount of option grants, the price to be paid upon exercise of each option, the period within which options may be exercised, and the other terms and conditions of grants. The 2001 Plan will terminate in March 2011. The stock options have a ten-year term and can be exercised anytime after the grant date, with  1/4th of the shares vesting after one year of service and  1/48th of the shares vesting each subsequent month that services are provided to the Company. Unvested shares acquired pursuant to option exercises are subject to repurchase by the Company upon termination of the holder’s service with the Company at the lower of fair value or the purchase price. As of December 31, 2001, all shares acquired pursuant to options granted were subject to repurchase.

The Company has granted stock options during 2001 as follows:

	Shares	Weighted Average Exercise Price
Granted	563,625	$0.64
Canceled	(9,150)	$0.52
Exercised	(208,975)	$0.58

Outstanding and exercisable	345,500	$0.68

The options were granted at exercise prices of $0.50 per share and $1.00 per share. The weighted average remaining contractual life of the options is 9.4 years. As of December 31, 2001, 925,525 additional shares remained reserved for issuance under the 2001 Plan.

Pro forma information regarding net loss and net loss per common share is required by SFAS No. 123 as if the Company had accounted for its employee stock options under the fair value method. The estimated weighted average fair value at grant date for options granted during the period ended December 31, 2001 was $2.87 per share. The fair value was estimated at the dates of grant using the Black-Scholes option valuation model with the following weighted-average assumptions:

Risk free interest rate	4.50%
Dividend yield	—
Volatility	50%
Weighted average expected life	4 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of SFAS No. 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s SFAS No. 123 pro forma information is as follows for the period ended December 31, 2001 (in thousands, except per share amounts):

Net loss:
As reported	$(9,516)

SFAS No. 123 pro forma	$(9,610)

Pro forma net loss per common share—basic and diluted:
As reported	$(2.12)

SFAS No. 123 pro forma	$(2.14)

Stock-based Compensation

During 2001, the Company issued stock options to its employees and members of its board of directors under the 2001 Plan with exercise prices below the deemed fair value of the Company’s common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock options and the deemed fair value of the Company’s stock at the date of grant. This deferred stock-based compensation is amortized to selling, general and administrative expense on a straight-line basis over the period during which the Company’s right to repurchase the stock lapses or the options become vested, generally four years. During the period ended December 31, 2001, the Company had recorded deferred stock-based compensation related to these options in the amount of $1.5 million net of cancellations, of which $94,000 had been amortized to expense during the period ended December 31, 2001.

Stock-based compensation expense related to stock options granted to non-employee consultants is recognized pursuant to the provisions of EITF 96-18 as the stock options are earned. During the period ended December 31, 2001, the Company granted options to purchase 13,000 shares of common stock to non-employee consultants for services rendered that generally vest over two to four years. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the previously detailed assumptions. The stock-based compensation expense will fluctuate as the deemed fair value of the common stock fluctuates. In connection with the grant of stock options to non-employee consultants, the Company deferred and amortized to selling, general and administrative expense $38,000 during the period ended December 31, 2001.

7.    Income Taxes

At December 31, 2001, the Company had federal and California income tax loss carryforwards of approximately $8.6 million. The federal and California tax loss carryforwards will begin to expire in 2021 and 2011, respectively, unless previously utilized. The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in the case of an “ownership change” of a corporation. Any ownership changes, as defined, may restrict utilization of the Company’s carryforwards.

The Company did not provide any current or deferred federal or state income tax provision or benefit for the period presented because it has experienced operating losses since inception. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2001 are as shown below (in thousands). A valuation allowance has been recognized to fully offset the net deferred tax assets as of December 31, 2001 as realization of such assets is uncertain.

Deferred tax assets:
Net operating loss carryforward	$3,676
Accrued expenses	950
Uniform capitalization	156
Other, net	323

Total deferred tax assets	5,105

Deferred tax liabilities:
Purchased intangible assets	$1,052
Fixed assets	9
Prepaid expenses	54

Total deferred tax liabilities	1,115

Net deferred tax assets	3,990
Valuation allowance for deferred tax assets	(3,990)

$—

8.    Commitments and Contingencies

The Company leases its facility under a non-cancelable operating lease that expires May 31, 2006. Rent expense was $172,000 for the period ended December 31, 2001.

The total minimum future commitments under the lease are as follows (in thousands):

Year ending December 31,
2002	282
2003	293
2004	305
2005	317
2006	135

Total	$1,332

The Company’s manufacturing agreements for Diastat and Mysoline are with separate sole-source third-party contractors and extend through December 31, 2006 and March 31, 2003, respectively. The agreements provide for procurement of raw materials, manufacture and release of finished products and stability testing at contractually agreed upon prices that increase annually based on changes to the Consumer Price Index. The Company has no minimum purchase requirements under these arrangements. The manufacturer of Mysoline has indicated that it does not intend to renew the current manufacturing agreement upon its expiration in March 2003. As a result, the Company will be required to identify a new manufacturer for Mysoline and negotiate a new manufacturing agreement.

9.    Retirement Plan

In 2001, the Company established a tax qualified defined contribution 401(k) plan for which all employees are generally eligible. The annual contribution, if any, to the trust is at the discretion of the board of directors of the Company. The board of directors approved a contribution of $18,000 to the plan for 2001 to be funded during the first quarter of 2002.

10.    Other Related-Party Transactions

In June 2001, the Company entered into a letter agreement with Elan pursuant to which Elan agreed to purchase an amount of shares in connection with an initial public offering of the Company’s common stock such that, following the offering, Elan would own 15% of the Company’s outstanding capital stock on a fully-diluted basis.

11.    Quarterly Financial Information (Unaudited)

The following table sets forth summary quarterly financial information for the period ended December 31, 2001 (in thousands, except per share amounts).

	Inception Through March 31	Quarter Ended
		June 30	September 30	December 31
Net sales	$—	$1,795	$3,854	$8,475
Operating loss	$—	$(2,608)	$(3,160)	$(425)
Net loss	$—	$(2,858)	$(4,594)	$(2,064)

Pro forma net loss per common share:
Basic and diluted	$—	$(0.63)	$(1.00)	$(0.44)
Weighted average shares	4,520	4,520	4,590	4,664

12.    Subsequent Event

On February 7, 2002, the Company’s board of directors and stockholders approved, subject to the completion of the Company’s initial public offering, (1) the amendment and restatement of the Company’s certificate of incorporation to provide for an increase in the number of authorized shares of common stock, par value $0.0001, to 100,000,000 and to decrease the number of authorized shares of preferred stock, par value $0.0001, to 5,000,000, (2) the amendment and restatement of the Company’s bylaws, (3) the adoption of the Company’s 2002 Stock Incentive Plan (the “2002 Plan”) and the reservation of a number of shares of common stock thereunder such that, when added together with the number of shares of common stock to be transferred to the 2002 Plan from the 2001 Plan upon closing of the Company’s initial public offering, the number of shares to be reserved thereunder will be 2,000,000. The 2002 Plan will allow for the issuance by the Company’s board of directors of equity-based compensation awards, including incentive and non-incentive stock options, with respect to an aggregate of 2,000,000 shares of common stock to the Company’s employees, consultants and members of its board of directors. The number of shares of common stock subject to the 2002 Plan will be adjusted automatically each January 1, commencing January 1, 2003, by a number of shares equal to the lesser of (x) 1% of the Company’s then outstanding capital stock, measured on a fully-diluted basis or (y) such lesser number of shares as is determined by the Company’s board of directors.

XCEL PHARMACEUTICALS, INC.
DIASTAT AND MYSOLINE
STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Xcel Pharmaceuticals, Inc.:

We have audited the accompanying Diastat and Mysoline Statement of Assets Acquired and Liabilities Assumed (“Statement”) as of March 31, 2001, pursuant to product acquisition agreements between affiliates of Elan Corporation, plc (“Elan”) and Xcel Pharmaceuticals, Inc. (“Xcel”) dated March 31, 2001 and April 1, 2001, as described in Note 1 to the Statement. This Statement is the responsibility of Xcel management. Our responsibility is to express an opinion on the Statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement was prepared to present the assets acquired and liabilities assumed by Xcel pursuant to the product acquisition agreements described in Note 1, and is not intended to be a complete presentation of Xcel’s assets and liabilities.

In our opinion, such Statement presents fairly, in all material respects, the assets acquired and liabilities assumed of Xcel as of March 31, 2001, pursuant to the product acquisition agreements referred to in Note 1, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

San Diego, California
December 14, 2001
(December 31, 2001 as to Note 1)

XCEL PHARMACEUTICALS, INC.
DIASTAT AND MYSOLINE
STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED
As of March 31, 2001
(in thousands)

ASSETS
Inventories	$5,170
Property and equipment	500
Product rights	160,581

Total assets acquired	166,251

LIABILITIES ASSUMED
Obligation for product inventories	5,170
Rebate, chargeback, and return obligation	1,035

Total liabilities assumed	6,205

Purchase price of assets acquired and liabilities assumed	$160,046

The accompanying notes are an integral part of this financial statement.

XCEL PHARMACEUTICALS, INC.

DIASTAT AND MYSOLINE

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

1.    Summary of Significant Accounting Policies

Description of Business

Xcel Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is a specialty pharmaceutical company that acquires and markets prescription products in focused therapeutic markets in the United States. The Company’s initial market is neurology, the treatment of diseases that affect the nervous system.

On March 31, 2001 and April 1, 2001, the Company entered into product acquisition agreements with affiliates of Elan Corporation, plc (“Elan”) for the purchase of Diastat and Mysoline, respectively. The Company acquired exclusive worldwide rights to Diastat. Diastat is the only drug approved in the United States for the acute treatment of seizures outside of a hospital setting. The Company acquired exclusive rights in the United States to Mysoline. Mysoline is an oral prescription medication that has been used since the early 1950’s for the chronic treatment of seizures associated with epilepsy. Under the terms of the agreements, the Company made initial cash payments of $61 million and incurred $99 million in long-term debt for the acquisition of the product rights and certain manufacturing equipment. In connection with this debt, the Company has granted to Elan a security interest in all the assets the Company purchased from Elan. The Company allocated $500,000 of the purchase price to the manufacturing equipment. The product acquisition agreements provide for quarterly purchase price adjustments through the quarter ending December 31, 2001, to the extent the Company’s reported product revenues differ from product revenues based on total prescriptions for the Company’s products. As of December 31, 2001, the Company had recorded a $12.4 million reduction in the purchase price related to this provision. As of December 31, 2001, the Company had received cash payments of $10.9 million and recorded a receivable of $1.5 million under the purchase price adjustment provision, which is to be received in February 2002. As part of the product acquisition agreements, the Company also acquired $5.2 million in product inventories, with payment due by March 31, 2002.

Under the terms of the acquisition agreements, Elan is responsible for the payment and processing of rebates, chargebacks, and returns related to sales of the products by Elan prior to the acquisition of the products by the Company up to contractually specified amounts and time periods. The Company recorded an estimated $1 million liability related to this provision upon the acquisition of the products.

Basis of Presentation

The Diastat and Mysoline Statement of Assets Acquired and Liabilities Assumed reflects the purchase price paid by the Company and the allocation thereof to the assets acquired and liabilities assumed in the acquisition of Diastat and Mysoline from Elan. For the purposes of this presentation, the acquisition of both products is assumed to be March 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories

Inventories consist of purchased pharmaceutical products and are stated at fair value approximated by the net realizable value of such products.

Property and Equipment

Property and equipment are stated at the estimated fair value.

Product Rights

Product rights represent the purchase price assigned to the products acquired from Elan after allocation to inventories and property and equipment based on their respective fair values.

DIASTAT AND MYSOLINE PRODUCTS

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Xcel Pharmaceuticals, Inc.:

We have audited the accompanying Statements of Product Contribution for the Diastat and Mysoline products (the “Products”) of Elan Corporation, plc (“Elan”) for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2001. These special purpose financial statements are the responsibility of Elan’s management. Our responsibility is to express an opinion on these special purpose financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the accompanying Statements of Product Contribution are not intended to be a complete presentation of the Products’ results of operations. Accordingly, the resulting Statements of Product Contribution are not necessarily indicative of the costs and expenses that would have resulted if the Products had been operated as a separate independent entity. The operations covered by the Statements of Product Contribution have no separate legal status or existence.

In our opinion, such statements present fairly, in all material respects, the product contribution of the Products for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

San Diego, California
December 14, 2001

DIASTAT AND MYSOLINE PRODUCTS

STATEMENTS OF PRODUCT CONTRIBUTION
For the Years Ended December 31, 1999 and 2000 and Three Months Ended March 31, 2001
(in thousands)

	Years Ended December 31,		Three Months Ended March 31, 2001
	1999	2000
Net sales	$33,575	$42,131	$8,773
Costs and expenses:
Cost of sales	5,571	7,381	1,608
Selling, general and administrative	12,963	13,382	2,269
Research and development	1,651	2,072	354

Total costs and expenses	20,185	22,835	4,231

Product contribution	$13,390	$19,296	$4,542

The accompanying notes are an integral part of the Statements of Product Contribution.

DIASTAT AND MYSOLINE PRODUCTS

NOTES TO STATEMENTS OF PRODUCT CONTRIBUTION

1.    Description of Business and Basis of Presentation

Affiliates of Elan Corporation, plc (“Elan”) sold all of their rights, title and interest in Diastat® and Mysoline® (the “Products”) to Xcel Pharmaceuticals, Inc. (“Xcel”) on March 31, 2001 and April 1, 2001, respectively. Diastat was approved by the U.S. Food and Drug Administration (“FDA”) in July 1997 and launched by Elan in October 1997. Diastat is the only drug approved in the United States for the acute treatment of seizures outside of a hospital setting. Mysoline was acquired by Elan in February 1998. Mysoline is an oral prescription medication that has been used since the early 1950’s for the chronic treatment of seizures associated with epilepsy.

The accompanying Statements of Product Contribution were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-1 of Xcel, and are not intended to be a complete presentation of the Products’ results of operations. The operations covered by these special purpose financial statements have no separate legal status or existence. Elan has not prepared financial statements of the Products, which would be intended to report a complete presentation of financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America. All of the estimates in the Statements of Product Contribution as described in Note 2 are based on assumptions Elan’s management believes are reasonable. Accordingly, the accompanying Statements of Product Contribution do not purport to present the results of operations of the Products that would have resulted if the Products had been operated as a separate independent entity.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of these special purpose financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Products are sold to wholesale drug distributors who generally sell the Products to retail pharmacies, hospitals, and other institutional customers. Revenues are recognized when the Products are received by the wholesaler, which represents the point when the risks and rewards of ownership are transferred to the customer. Elan invoices wholesalers at its wholesale list price. Sales are shown net of discounts, rebates, chargebacks, and returns specifically identifiable to the Products. The reserve for rebates, chargebacks, and returns is estimated based on historical experience and other relevant information in accordance with accounting principles generally accepted in the United States of America. Chargebacks represent the difference between the wholesale list price and the estimated contractual sales price.

Cost of Sales

Cost of sales includes primarily third-party product manufacturing costs, distribution costs, and royalties specifically identifiable to the Products. Distribution costs principally include freight and warehousing charges. Royalties are due third parties under separate royalty arrangements ranging from 5% to 10% of net sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the costs of selling, marketing and promoting the Products specifically identifiable to the Products. In addition, such costs include an allocation from Elan Pharmaceuticals, a division of Elan, for company-wide sales and marketing costs and operations management costs that are not specifically identifiable to the Products. Such costs are allocated to the Products based on annual plans of action for sales force utilization and marketing focus.

Selling, general and administrative expenses also include an allocation of administrative costs, such as finance, human resources, legal, information systems, and other corporate affairs of Elan Pharmaceuticals.

Research and Development Expense

Research and development expense includes the costs of certain clinical trials and other development activities specifically identifiable to the Products. In addition, such costs include an allocation from Elan Pharmaceuticals for company-wide research and development costs and research administration costs that are not specifically identifiable to the Products. Such costs are allocated to the Products based on actual time spent on the Products.

XCEL PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

Affiliates of Elan Corporation, plc (“Elan”) sold all of their rights, title and interest in Diastat® and Mysoline® (the “Products”) on March 31, 2001 and April 1, 2001, respectively, to Xcel Pharmaceuticals, Inc. (the “Company”). Diastat was approved by the U.S. Food and Drug Administration (“FDA”) in July 1997 and launched by Elan in October 1997. Diastat is the only drug approved in the United States for the acute treatment of seizures outside of a hospital setting. Mysoline was acquired by Elan in February 1998. Mysoline is an oral prescription medication that has been used since the early 1950’s for the chronic treatment of seizures associated with epilepsy.

The following Unaudited Pro Forma Statement of Operations for the year ended December 31, 2001 has been prepared to give effect to the Company’s acquisition of the Products, as if the acquisition had occurred on January 1, 2001. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable in the circumstances.

The Unaudited Pro Forma Statement of Operations should be read in conjunction with the Company’s historical Financial Statements and related Notes thereto, Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Statements of Product Contribution, and other financial information included elsewhere in this prospectus. The operating results of the Products for the three months ended March 31, 2001 are derived from the internal financial statements of Elan. These results incorporate certain cost allocations which may not be indicative of the costs had the Products been operated on a stand-alone basis. The Unaudited Pro Forma Statement of Operations and related notes are provided for information purposes only and do not purport to be indicative of the results which would have actually been obtained had the Products been acquired on the date indicated or which may be expected to occur in the future.

XCEL PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001
(in thousands, except per share data)

	The Company for the Period Ended December 31, 2001	The Products for the Period from January 1, 2001 through March 31, 2001	Pro Forma Adjustments	Pro Forma
Net sales	$14,124	$8,773	$—	$22,897
Operating costs and expenses:
Cost of sales	3,285	1,608	—	4,893
Selling, general and administrative	11,224	2,269	—	13,493
Research and development	—	354	—	354
Product rights amortization	5,808	—	1,815	7,623

Total operating costs and expenses	20,317	4,231	1,815	26,363

Operating income (loss)	(6,193)	4,542	(1,815)	(3,466)

Other income (expense):
Interest expense	(3,996)	—	(1,733)	(5,729)
Interest income	673	—	—	673

Total other income (expense)	(3,323)	—	(1,733)	(5,056)

Net income (loss)	$(9,516)	$4,542	$(3,548)	$(8,522)

Pro forma basic and diluted net loss per common share	$(2.12)			$(1.90)

Pro forma weighted average common shares outstanding	4,487			4,487

See Notes to Unaudited Pro Forma Statement of Operations.

XCEL PHARMACEUTICALS, INC.

NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

1.    Basis of Presentation

The results for the Company are for the period from January 24, 2001 (the Company’s inception) through December 31, 2001 as presented in the Company’s audited historical financial statements for that period included elsewhere in this prospectus. The results for the Products are for the three months ended March 31, 2001 as presented in the audited Statements of Product Contribution for that period included elsewhere in this prospectus.

2.    Pro forma Adjustments

Product Rights Amortization

As described in Note 1 of the Company’s Notes to Financial Statements, the Company is amortizing the product rights acquired over the estimated period to be benefited of 20 years. The adjustment represents the additional amortization the Company would have recorded had the Company acquired the Products on January 1, 2001.

Interest Expense

As described in Note 4 of the Company’s Notes to Financial Statements, the Company paid for the Products through a combination of cash and the issuance of long-term debt. As described in Note 3 of the Company’s Notes to Financial Statements, the debt bears interest at 7% per annum payable quarterly. The adjustment represents the additional interest expense the Company would have incurred had the Company acquired the Products on January 1, 2001.

                     Shares

Common Stock

PROSPECTUS

            , 2002

Salomon Smith Barney

Merrill Lynch & Co.

ABN AMRO Rothschild LLC

Thomas Weisel Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and The Nasdaq National Market entry fee.

Amount to be Paid
SEC Registration Fee		$8,993
NASD Filing Fee		$10,275
Nasdaq National Market Listing Fee		*
Printing and Engraving		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees		*
Director & Officer Liability Insurance (1933 Act Premiums)		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined.

As permitted by the Delaware General Corporation Law, the bylaws of the registrant provide for indemnification of the registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law.

The registrant has also entered into agreements with certain of its directors and executive officers that will require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent not prohibited by law.

The registrant has purchased directors and officers liability insurance.

Reference is also made to the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the registrant against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

During the past 3 years, the following securities were sold or issued by the registrant without registration under the Securities Act:

1.	In January, February and March 2001, the Registrant issued an aggregate of 4,520,000 shares of common stock to nine individuals, at a per share price of $0.0025.

2.	In March 2001, the Registrant issued an aggregate of 14,000,000 shares of its preferred stock to 36 accredited investors for an aggregate purchase price of $70,000,000.

3.
On June 29, 2001, the Registrant entered into a letter agreement with Elan International Services Limited pursuant to which the Elan International Services Limited has agreed to purchase a sufficient number of shares in this offering such that, following the offering, Elan International Services Limited and its affiliates will own at least 15% of the outstanding capital stock of the Registrant, on a fully-diluted basis.

4.
Through December 31, 2001, the registrant granted options under its stock option plan to purchase an aggregate of 554,475 shares, net of cancellations, of its common stock, of which 208,975 options have been exercised at a per share weighted average exercise price of $0.58 per share, to employees, outside directors and consultants of the registrant.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in the transactions noted in paragraphs 1, 2 and 4 above represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the registrant, to information about the registrant.

Item 16.    Exhibits and Financial Statement Schedule

(a)    Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement. *

3.1	Amended and Restated Certificate of Incorporation of the Registrant (in effect).†

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be adopted upon the closing of this offering).

3.3	Bylaws of Registrant (in effect).†

3.4	Form of Bylaws of the Registrant (to be adopted upon the closing of this offering).

3.5	Audit Committee Charter of the Registrant.†

3.6	Compensation Committee Charter of the Registrant.†

4.1	Form of Stock Certificate. *

4.2	Form of Restricted Stock Purchase Agreement between the Registrant and Michael T. Borer, John R. Cook, James L. Fares, Cam L. Garner and George M. Stuart.†

4.3	Investors’ Rights Agreement, dated as of March 30, 2001, by and among the Company and the parties named therein.†

Exhibit Number	Description

4.4	2001 Stock Plan.†

4.5	Form of 2002 Stock Plan.

4.6	Voting Agreement with Elan dated March 30, 2001.†

5.1	Opinion of Pillsbury Winthrop LLP.*

10.1	Letter Agreement dated as of June 29, 2001 by and between the Registrant and Elan International Services Limited.†

10.2	Amended and Restated Diastat Asset Purchase Agreement dated as of March 31, 2001, by and among Elan Pharmaceuticals, Inc., Elan Pharma International Limited and the Registrant.**,†

10.3	Amended and Restated Mysoline Asset Purchase Agreement dated as of April 1, 2001, by and among Elan Pharma International Limited and the Registrant.**,†

10.4	Amended and Restated Product Acquisition Financing Agreement dated as of March 31, 2001 by and between Elan Pharma International Limited and the Registrant.**,†

10.5	Security Agreement dated as of March 31, 2001 by and between Elan Pharma International Limited and the Registrant.†

10.6	Patent and Trademark Security Agreement dated as of March 31, 2001 by and between Elan Pharma International and the Registrant.†

10.7	Co-Promotion Agreement dated as of June 29, 2001 by and between Elan Pharmaceuticals, Inc. and the Registrant.**,†

10.8	Form of Directors and Officers’ Indemnity Agreement.†

10.9	Form of Subscription Agreement.*

23.1	Consent of Deloitte & Touche LLP, Independent Auditors.

23.2	Consent of Pillsbury Winthrop LLP (contained in their opinion filed as Exhibit 5.1).

24.1	Power of attorney (reference is made to Page II-5).

†	Previously filed.
*	To be filed by amendment
**	The Registrant has applied for Confidential Treatment with respect to portions of this Exhibit.

(b)    Financial Statement Schedule

SCHEDULE II

XCEL PHARMACEUTICALS, INC.
VALUATION AND QUALIFYING ACCOUNTS
For the period January 24, 2001 (inception) through December 31, 2001
In thousands

	Balance at beginning of period	Additions		Deductions	Balance at end of period
Allowance for doubtful accounts	$—	$100	(a)	$—	$100
Accrued product returns	$—	$1,132	(a)	$—	$1,132

(a)	Provision charged to earnings.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, State of California, on the 8th day of February, 2002.

XCEL PHARMACEUTICALS, INC.

By	/s/ MICHAEL T. BORER
Michael T. Borer Chief Executive Officer, President and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael T. Borer and John R. Cook, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ MICHAEL T. BORER Michael T. Borer	Chief Executive Officer, President and Director (Principal Executive Officer)	February 8, 2002

/s/ GEORGE M. STUART George M. Stuart	Vice President, Finance, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 8, 2002

/s/ JAMES C. BLAIR, PH.D* James C. Blair, Ph.D	Director	February 8, 2002

/s/ CAM L. GARNER* Cam L. Garner	Chairman of the Board and Director	February 8, 2002

/s/ DAVID F. HALE* David F. Hale	Director	February 8, 2002

/s/ ERLE T. MAST Erle T. Mast	Director	February 8, 2002

/s/ WILLIAM R. RINGO, JR.* William R. Ringo, Jr.	Director	February 8, 2002

/s/ SIGRID VAN BLADEL, PH.D.* Sigrid Van Bladel, Ph.D.	Director	February 8, 2002

*By:
Michael T. Borer, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement. *

3.1	Amended and Restated Certificate of Incorporation of the Registrant (in effect).†

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be adopted upon the closing of this offering).

3.3	Bylaws of Registrant (in effect).†

3.4	Form of Bylaws of the Registrant (to be adopted upon the closing of this offering).

3.5	Audit Committee Charter of the Registrant.†

3.6	Compensation Committee Charter of the Registrant.†

4.1	Form of Stock Certificate. *

4.2	Form of Restricted Stock Purchase Agreement between the Registrant and Michael T. Borer, John R. Cook, James L. Fares, Cam L. Garner and George M. Stuart. †

4.3	Investors’ Rights Agreement, dated as of March 30, 2001, by and among the Company and the parties named therein.†

4.4	2001 Stock Plan. †

4.5	Form of 2002 Stock Plan.

4.6	Voting Agreement with Elan dated March 30, 2001.†

5.1	Opinion of Pillsbury Winthrop LLP. *

10.1	Letter Agreement dated as of June 29, 2001 by and between the Registrant and Elan International Services Limited.†

10.2	Amended and Restated Diastat Asset Purchase Agreement dated as of March 31, 2001, by and among Elan Pharmaceuticals, Inc., Elan Pharma International Limited and the Registrant. **,†

10.3	Amended and Restated Mysoline Asset Purchase Agreement dated as of April 1, 2001, by and among Elan Pharma International Limited and the Registrant. **,†

10.4	Amended and Restated Product Acquisition Financing Agreement dated as of March 31, 2001 by and between Elan Pharma International Limited and the Registrant. **,†

10.5	Security Agreement dated as of March 31, 2001 by and between Elan Pharma International Limited and the Registrant.†

10.6	Patent and Trademark Security Agreement dated as of March 31, 2001 by and between Elan Pharma International and the Registrant.†

10.7	Co-Promotion Agreement dated as of June 29, 2001 by and between Elan Pharmaceuticals, Inc. and the Registrant. **,†

10.8	Form of Directors and Officers’ Indemnity Agreement.†

10.9	Form of Subscription Agreement. *

23.1	Consent of Deloitte & Touche LLP, Independent Auditors.

23.2	Consent of Pillsbury Winthrop LLP (contained in their opinion filed as Exhibit 5.1).

24.1	Power of attorney (reference is made to Page II-5).

†	Previously filed
*	To be filed by amendment.
**	The Registrant has applied for Confidential Treatment with respect to portions of this Exhibit.